UWGP
UNITED WISCONSIN GRAIN PRODUCERS, LLC

2007 Annual Report


UWGP
ETHANOL
UWGP
Where Farmers Are Fueling America
Friesland, WI 53935-0247 • Office

Dear Members/Investors,

Two thousand seven was another good year for UWGP. We produced in excess of 53 million gallons of ethanol – two million gallons over 2006. Despite lower ethanol prices and higher corn costs, we still had net revenues of $21,000,000. We continue to operate well over original business plan projections in both production and revenue.

We have completed expansion of fermentation capacity and are ready to tie in additional corn storage and expanded DDGS loadout as soon as spring weather permits a safe plant shutdown. Other projects being worked on include an improved distillers grain transfer system, a second cooling tower, additional boiler capacity and a new Regenerative Thermal Oxidizer (RTO). When all are complete, probably mid 2008, we should be able to drive our distillation system to its capacity. We believe the system will produce 60 million gallons. Proceeding toward our long range goal of 85-90 mgy will depend on the economics of adding the additional distillation and evaporation equipment needed, compared to our projected net margins, and the resultant payback.

We are pleased to have been able to distribute $386 of earnings per unit for fiscal year 2007. This brings our total distribution to date to $1286 per unit. We also should have our long term debt retired shortly, from cash on hand, as interest bearing investments mature.

Your board and management continue to be committed to the success of UWGP. We have a great team of employees who take pride in our company, the plant and their work.

Respectfully,

William Herrmann

William Herrmann, President



Left to Right: Carl Benck, William Herrmann – President, Cal Dalton, Robert Lange – Secretary, Robert Miller – Vice President, Jerry Franz, Berwyn Westra, Kevin Roche, and Tom Hanley [not shown]

Dear Members/Investors,

Our company completed its second full year of production in 2007. Our results were very good both from an operational perspective and from an earnings perspective. You will see in the following annual report that we earned a net revenue of $21,000,000. This was a Return on Total Investment of 30%, and a Return on Equity of 80%.

During the year we continued to focus on the efficiency of our production process. As a result of this, our alcohol yield per bushel of corn is among the highest in our industry, as is the quality of our distillers' grains. The success that we have earned through successful application of continuous improvement principles has been paying dividends. In the months and years ahead I expect that our focus on efficiency and the equal weight we place on the importance of both of our major products, ethanol and distillers feed grains will propel us to ever greater levels of competitiveness in our industry.

The oil crisis that we are experiencing today has pushed ethanol into the spot light as a replacement for non renewable and very expensive petroleum fuels for transportation. At the same time, the price of all commodities, including agricultural commodities, have risen dramatically. Ethanol has received a considerable amount of the blame for the increase in the price of food. Suddenly ethanol has become the solution and the cause of very big issues that it really has very little to do with. The fact is that the nation has pursued a policy of cheap food and cheap energy for many decades. To sustain this policy many billions of public money went into various subsidies and specific foreign policy initiatives. These policies do not appear sustainable today. We are going to be exposed to the real cost (value) of food and energy for the foreseeable future. This is not because we are making ethanol.

We believe that one day a great deal of our transportation fuel needs will be met by ethanol production, but that day is still to arrive. The production of ethanol from corn is finite. But the signing of the Energy Independence and Security Act of 2007 has set the country on a new path. With this bill it became law that the nation use 36 billion gallons of biofuels by 2022. Now of the total, 15 billion is ethanol from corn, and 16 billion gallons will be from Cellulose feedstock. Ethanol accounts for about 5% of our "gasoline" demand today. Today our industry is producing at an annual rate of 8.3 billion gallons. Our production accounts for about 5% of the nations "gasoline" demand. A lot of research has gone into cellulosic feed stocks for ethanol and there are several production methods that are already "economic" when compared to the price of petroleum fuels today. Great improvements in these various methods are sure to come in the near future. In short, our product is here to stay for the foreseeable future.

We make ethanol as an environmentally sound renewable fuel. Our business is dedicated to environmental stewardship and sustainability. UWGP has emerged as one of the most efficient producers of corn based ethanol. These are the reasons why UWGP is going to continue to be part of our nation's solution to the problems of environmental degradation and foreign energy dependency.



Respectfully,

Jeff Robertson
Chief Executive Officer
United Wisconsin Grain Producers LLC

This report contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance, or our expected future operations and actions. These forward-looking statements are only our predictions based upon current information and involve numerous assumptions, risks and uncertainties. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the reasons described in our filings with the Securities and Exchange Commission. We caution you not to put undue reliance on any forward-looking statements which speak only as of the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Company Profile


UWGP
ETHANOL

United Wisconsin Grain Producers LLC (UWGP) is committed to the production of an environmentally friendly, and renewable transportation fuel. We are guided by the principles of cooperation, partnership, and sustainability. We value our contribution to the well-being of our employees, our community, and our environment. We hold that these values are the foundation of our success, and that success is the wellspring of the economic well-being of our firm and the wisdom of the investment of our many shareholders in UWGP.

We have been operating the facility since May of 2005. During this time we have purchased 50,000,000 bushels of corn, from which we have produced 130,000,000 gallons of ethanol and 300,000 tons of high protein distillers grains animal feed. We are an economically successful business, which provides a step in the right direction towards a cleaner environment and repatriation of economic activity based on the processing of renewable agricultural products into transportation fuel, and improved animal feed products. Ethanol is a win-win situation for farmers, the local economy, the environment, and the nation's energy self sufficiency goals.

The majority public opinion is showing strong favor for ethanol. A recent poll found that approximately seventy-four percent (74%) of Americans believe we should be using more domestically produced renewable fuels like ethanol. A majority also indicates their understanding that ethanol is not the source of higher food costs. Ethanol is a sound environmental solution to carbon monoxide and carbon dioxide from fossil fuels. UWGPs role is that of an effective producer of renewable fuel and feed. We strive to be the most efficient producer of ethanol in our industry and to make a significant contribution to the ongoing development of new technologies to further enhance the future role of biofuels in our economy. Our feed products have gained a reputation for high quality in Wisconsin and as far away as Japan.

UWGP was founded on "relationships" and we contribute much of our continued success on the nurturing of these valued relationships.

Investors (Members) - UWGP would not exist without our 900 plus investors that provided the $27.5 million in equity between 2001 and 2003. To date, UWGP has distributed $29.8 million against earnings of $60 million to its investors. The majority of our investors not only benefit from the profitability of the company, but also from a vendor/customer relationship as suppliers of our grain or buyers of distillers grains. Thus nurturing this relationship is a key aspect of our business. An investor/producer was quoted in a USA Today article dated October 2, 2006 saying about UWGP, "The plant has changed a lot of things, and they're all positive."

Employees - UWGP is its employees. We realize the dedication and commitment of our employees underpins the industry leading success we have derived from our business to date. Management philosophy and structure is centered on this realization. Between wages, incentives and profit sharing, we are proud that our employees are amongst the highest paid in our industry. We have a total payroll in excess of $2 million annually.

Regulatory Agencies – We recognize that the function of the agencies that regulate many aspects of our business is to protect our employees, the general public, our customers, and our environment. With that belief it is easy for us to place the right amount of importance on compliance with the rules, regulations, and practices which these agencies are charged with ensuring and protecting. UWGP nurtures these relationships in an effort to improve our operations and general business practices. We consider these organizations experts in their fields and do our best to leverage their knowledge by putting it to practice in our company.

- Securities Exchange Commission (SEC) - The SEC looks out for the best interest of the investors and helps us to be more cognizant of what the investor wants to know in order to make good investment decisions. We are required to make adequate disclosures regarding our business and to file reports timely. Filing these reports timely and according to the regulations provided by the SEC allows us to maintain our relationship with our investors.

- Environmental Protection Agency (EPA) - UWGP prides itself in producing ethanol, an environmentally friendly clean-burning fuel. UWGP not only takes the regulations of the EPA seriously, but actually uses these tools to meet one of its main goals - improving the environment. Each gallon of ethanol burned in vehicles reduces carbon emissions from fossil fuels by 4½ pounds.

- Wisconsin Department of Natural Resources (DNR) - UWGP is proactive in dealing with all environmental issues that deal with our operations. We routinely consult with the DNR compliance officer assigned to us and have been able to benefit from this relationship in a couple of important ways. Most notably we have been able to make good equipment choices through consultation with the DNR, allowing us to make good capital investment decisions. Our consultation with DNR has also guided many of our procedural process decisions which have allowed us to operate with the confidence which comes from consistent success in meeting our emissions goals. The company's attention and unwavering commitment to this issue has sent a clear message to our staff and instilled a firm resolve within our management and supervisory staff to maintain our valued record of compliance and improvement in environmental matters.

- Occupational Safety and Health Administration (OSHA) – We have requested additional inspections from OSHA at different times. The Administration possesses a wealth of information and we have used that expertise to check our physical safety equipment and devices. We have not had a lost time accident at the facility through our first 1108 days of operations.

- Wisconsin Department of Trade and Consumer Protection (DATCP)

- Bureau of Alcohol, Tobacco and Firearms (ATF)

- U.S. Department of Transportation - Federal Railroad Administration – Careful attention to the guidelines of the Administration has allowed us to maintain safety on our site and the safety of our products while in transport to destination. Application of the rules and regulations was essential to the award which UWGP received from its rail transportation provider, for being one of only 24 Union Pacific shippers in the country, for flawless loading and billing of hazardous goods.

Community

- Township of Randolph – A local citizen was quoted in USA today saying "When your property taxes go down by $200 to $300, everybody's got a smile on their face."

- Village of Friesland – We contributed $7,500 for the purchase of a First Responder Vehicle in 2007.

- Columbia County – UWGP was awarded the Columbia County Manufacturer Award in 2006.

- Education – We award seven $1,000 scholarships annually to local students to further their education.

- Friesland Fire Department – We provide access to our firewater tank to speed up filling of the water truck to fight fires in the township. We also supplied high pressure hoses to facilitate this activity.

- 4-H – We have spent in excess of $7,500 each year in support of animal meat sales for young farmers. We also have a subsidized feed program for livestock production for young farmers show animals.

Customers/Vendors – We realize that our customers and our vendors rely upon us, just as we rely upon them. They are our partners in the economic activity from which both must benefit. Therefore, we do our best to be a good partner by making it easy to do business with us and by providing as many "site specific" benefits to them as we can. Providing these benefits allows our customers and vendors to recognize UWGP as a partner that provides tangible advantage over others they may choose to deal with given their finite resources. To do this, we are diligent to keep our customers and vendors apprised of any changes to our raw product consumption, finished product inventories, shipping and receiving schedules, or normal rates of operation. This allows them to better plan their resources and improve their operations while at the same time better serving us. We address customer concerns sincerely and hold the opinion these are shared problems. We aim to satisfy the immediate harm and to correct any underlying issue which may be at the center of the complaint. For example, we have invested in several capital projects to meet the needs of our customers/vendors, some of which are discussed in the "Customer Focus Section" that follows.

We have gained a reputation for a high quality product and great customer service. We are a very careful and conscientious manufacturer. The quality of our distillers grains has attracted the attention of customers as far away as Japan. We have had several representatives from customers in that region visit our plant. Typically their goal has been to discover why our product quality surpasses that of other producers' distillers grains. In at least two cases, foreign customers wanted to secure our entire annual production.

2007 Financial Performance


UWGP 2006 and 2007
Financial Results by Quarter
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
12.2
12.7
12.5
13.7
13.7
12.8
13.0
13.8
$4.70
$11.30
$11.80
$12.21
$7.14
$5.69
$4.25
$4.15
$1.65
$1.21
$0.38
$2.22
$2.20
$1.18
$0.89
$2.28
$2.17
$1.17
$0.94
$2.32
$1.88
$0.91
$0.89
$2.43
$1.91
$1.32
$0.52
$2.85
$1.95
$1.43
$0.44
$3.30
$1.79
$1.40
$0.33
$3.34
$1.73
$1.38
$0.30
$3.37
1st Q 06
2nd Q 06
3rd Q 06
4th Q 06
1st Q 07
2nd Q 07
3rd Q 07
4th Q 07
Ethanol Sales $/Gal ($1.85 avg for 2007)
$/Gal of Ethanol cost of goods sold less distillers grains revenue ($1.38 avg for 2007)
$ Profit / Gal of Ethanol ($0.40 avg for 2007)
Gallons Sold (in millions) (53 million gallon sold in 2007)
$/bushel paid for corn without hedging gains/losses ($3.21 avg for 2007)
$ Profit (in millions) $21 million for 2007)

UWGP Sources of Revenue	2007			2006		
Ethanol Sales	$	98,372,757	86.83%	$	100,985,711	89.46%
Distiller Grain Sales	$	13,662,215	12.06%	$	10,764,150	9.54%
Government Programs	$	-	0.00%	$	393,336	0.35%
Interest, Rent, Other	$	1,261,914	1.11%	$	744,043	0.66%
Total	$	113,296,886	100.00%	$	112,887,240	100.00%


2007 Sources of Revenue
Ethanol Sales
Distiller Grain Sales
Government Programs
Interest, Rent, Other


2006 Sources of Revenue
Ethanol Sales
Distiller Grain Sales
Government Programs
Interest, Rent, Other

UWGP Allocation of Revenues		2007			2006	
Corn and Other Ingredients	$	66,187,076	58.42%	$	45,411,947	40.23%
Natural Gas	$	11,091,076	9.79%		12,106,492	10.72%
Depreciation on production assests	$	4,774,573	4.21%		4,711,860	4.17%
Production Labor & Benefits	$	2,012,982	1.78%		2,221,997	1.97%
Electricity	$	1,804,719	1.59%		1,560,252	1.38%
Production Repairs, Maintenance & Supplies	$	1,504,316	1.33%		1,477,581	1.31%
Interest Expense	$	1,068,539	0.94%		1,505,913	1.33%
General, Administrative, and other expenses	$	3,611,374	3.19%		3,873,348	3.43%
Net Income	**$**	**21,242,231**	**18.75%**	**$**	**40,017,849**	**35.45%**


UWGP Allocation of Revenues 2007
Corn and Other Ingredients
Natural Gas
Depreciation on production assests
Production Labor & Benefits
Electricity
Production Repairs, Maintenance & Supplies
Interest Expense
General, Administrative, and other expenses
Net Income

UWGP Summary of Cash Flows		2007			2006	
Cash provided by Operating Activities	$	24,694,496		$	43,914,660	
Cash used for Capital Expenditures & Construction in Pr		9,175,392	37.16%		2,142,779	4.88%
Cash used for Debt Reduction (net of proceeds)		1,158,491	4.69%		8,965,027	20.41%
Cash allocated for Member Distributions*		11,089,080	44.91%		20,146,000	45.88%
Cash used for FME investment & Unit redemptions		1,278,250	5.18%		100,000	0.23%
Increase in Cash and Cash Equivelants*		1,993,283	8.07%		12,560,854	28.60%


2007 Summary of Cash Flows
Cash used for Capital Expenditures & Construction in Process
Cash used for Debt Reduction (net of proceeds)
Cash allocated for Member Distributions*
Cash used for FME investment & Unit redemptions
Increase in Cash and Cash Equivelants*


2006 Summary of Cash Flows
Cash used for Capital Expenditures & Construction in Process
Cash used for Debt Reduction (net of proceeds)
Cash allocated for Member Distributions*
Cash used for FME investment & Unit redemptions
Increase in Cash and Cash Equivelants*

* Cash allocated for Member Distributions represents distribution made in fall of current year plus spring of following year

UWGP Cost Per Gallon of Ethanol Sold		2007			2006	
Gallons of Denatured Ethanol Sold		53,311,916	$ 1.8452		51,103,074	$ 1.9761
Corn and Other Ingredients (net of DGS Sales)**	$	52,524,861	0.9852	$	34,647,797	0.6780
Natural Gas		11,091,076	0.2080		12,106,492	0.2369
Depreciation on production assests		4,774,573	0.0896		4,711,860	0.0922
Production Labor & Benefits		2,012,982	0.0378		2,221,997	0.0435
Electricity		1,804,719	0.0339		1,560,252	0.0305
Production Repairs, Maintenance & Supplies		1,504,316	0.0282		1,477,581	0.0289
Interest Expense		1,068,539	0.0200		1,505,913	0.0295
General, Administrative, and other (net of misc income)		2,349,460	0.0441		2,735,969	0.0535
Total Costs	**$**	**77,130,526**	**1.4468**	**$**	**60,967,861**	**1.1930**
Net Income	**$**	**21,242,231**	**0.3985**	**$**	**40,017,849**	**0.7831**


UWGP Cost Per Gallon of Ethanol Sold 2007
Corn and Other Ingredients (net of DGS Sales)**
Natural Gas
Depreciation on production assests
Production Labor & Benefits
Electricity
Production Repairs, Maintenance & Supplies
Interest Expense
General, Administrative, and other (net of misc income)


UWGP Cost Per Gallon of Ethanol Sold 2006

** For purposes of determining cost per gallon we have reduced cost of corn by the sales of Distillers Grains

Management Philosophy

UWGP believes that we must respect and provide fair treatment to all of our stakeholders, be they our employees, the community at large, our shareholders and all of the regulatory agencies whose oversight is aimed at the greater public good.

We believe in transparency as a basic tenant in a philosophy that aspires to instill trust and confidence in its stakeholders. Disclosure is an absolute necessity for us as an SEC listed company with more than 900 investors. Whereas many firms go to great lengths to keep their investor numbers below the most onerous reporting levels, from the start UWGP identified itself as a community based company, and we provided a lower minimum investment level which allowed more people to be a part of our company. We embraced the necessity of a large number of investors, as a part of our community investment philosophy. Our company website, www.uwgp.com, provides access to newsletters, financial filings, and also our qualified matching service (QMS) for UWGP unit (shares).


UNITED WISCONSIN GRAIN PRODUCERS, LLC
UWGP

We do not feel that our reporting obligations are a burden. Nor do we pass off these reporting responsibilities to outside accounts and lawyers. We handle all of our filing requirements in house.

We believe that this is a way to increase our awareness of our obligations to the investment community, our performance in various aspects of our business, and our accountability for our actions and results, within our management group. Our managers are all involved in our SEC reporting work. We are committed to being a good neighbor and model business in Randolph Township and Columbia County. We are ever mindful of rewarding the trust that our supporters gave to us and winning over the detractors who had legitimate fears about the effects our business might have on the community.



The most obvious evidence of this goal is the appearance of our property. We set a high standard for the upkeep of our property and have done substantial landscaping to make it visually appealing. We have paved all of our traffic surfaces to limit dust from the 120 or more trucks that come and go from the facility daily. We keep all of our open space seeded to grass and engage a local firm to maintain these areas. We maintain both flower and vegetable gardens. Our vegetables are consumed at our weekly Friday barbeques and distributed to employees to take home.

At our firm we place a very high value on Safety and on Environmental Stewardship. UWGP was one of the first ethanol facilities in the country to add a Manager of Safety and Environmental Compliance to its management roster.

We maintain a very high attention to detail in our safety performance. UWGP is very committed to the safety of its employees and the protection of its assets. We deal with a considerable number of hazardous materials and enclosed space environments. Our primary product is extremely flammable. The company supplies the latest in protective


THIS FACILITY
HAS WORKED
1108 DAYS
WITHOUT A LOST
TIME ACCIDENT
FOR YOUR SAFETY
THERE IS NO SMOKING
ON THIS PROPERTY

equipment and enforces strict safety procedures in a wide variety of its activities.


UWGP

UWGP shipping and receiving employees were awarded the 2006 Union Pacific Railroad Promontory Award. UWGP is one of only 24 Union Pacific customer origin plant sites in the United States to receive this award. This award is in recognition of flawless loading and billing of a minimum of 100 carloads of hazardous material. The award demonstrates the employee's commitment to safe transportation of hazardous materials.



We actively promote safety awareness and safety performance. We use a simple yet very effective program to maintain our staffs focus on safety. Each month each employee is given the opportunity to make one safety improvement suggestion. All suggestions are rewarded with $5 gift certificate. If all members of a department submit suggestions a second gift certificate is provided to all of the employees in the department. We post the notable ideas and provide the submitter of the best idea of the month with a $5 gift certificate. We implement a few of the suggestions every month. After more than a year of practice we are still getting good suggestions which are adding to the effectiveness of our safety program.

We use a Safety Index Number (SIN) to measure our safety performance. This allows us to quantify our performance with respect to medical aids and loss time incidents relative to the number of hours worked. These results have a considerable bearing on the incentive plan payouts for all of our employees. We are very proud of the fact that we have recorded only three minor medical aid incidents and zero lost time accidents since the hiring of our operations staff and the beginning of production 1108 days ago. Our plant runs 24 hours per day, 7 days a week.

We try to ensure that we have the most professional management that we can maintain. Even though we are a small business we have many critical functions which must be managed closely and competently. Each year we buy 18,000,000 bushels of corn on the open market; sell 125,000 tons of dry distillers' grains, up to half of it to destinations in Japan and Korea. We make extensive use of the futures markets for several different commodities. We must maintain a very high degree of expertise in all of these commodity based activities. We operate the facility 24/7 and the plant must maintain a very high degree of operational time. This requires very sophisticated maintenance systems. It also means that our operations staff, a relatively small group of employees must be highly trained, competent and confident in the support of management. All our managers write monthly board reports and also write quarterly newsletter articles. We hold the belief that writing is an important skill which is commonly overlooked by small companies. Insisting on good written reports helps our staff develop communication and organizational skills. The best reports of the month are recognized by the company. Insisting on the development of management skills and fostering personal development allows our staff the reward of personal fulfillment. It also is an important part of our succession planning.

Employee Commitment

UWGP is its employees. But further we expect the experience of employment with the company to be a source of pride for our employees. We expect our compensation to be industry leading. We want our employees and their families to benefit from the employment with the company in more ways than simply the base wages and benefits we provide.

In our study of a variety of wage reports, and living standards we developed competitive base rates for both our hourly and salaried positions even at starting rates. We have since developed a tiered wage scale for our hourly employees which provides additional compensation for their increasing service with the company and for mastering additional skill sets unique to their jobs.

In addition to the base wage all of our employees are enrolled in our incentive plan. The plan pays employees based on total production results, safety performance, and company earnings. All of the criteria are measured for the entire company so as to keep all employees focused on the same goals. This program provides the employees with attainable goals to increase their base wage by 15 to 30 percent annually. An important aspect of the plan is the ability to provide our employees with the ability to earn additional income by way of their team performance, outside of the economic results of the business.

The last component of the compensation package is our profit sharing plan. A percentage of the company's extraordinary earnings are divided equally between all employees, hourly and management. Extraordinary earnings are those above a base level set by our Board of Directors. We also provide a comprehensive benefit package including an industry-leading retirement plan.



To promote our health and fitness we invested $80,000 in an on-site fitness facility for employees.

UWGP has a low turnover rate amongst it employees. We lose only two or three per year. We are pleased that nearly all of our employees who have resigned their positions have done so for positions of higher responsibility at other facilities. UWGP was recently told by management of a new ethanol facility in Wisconsin that UWGP was the only operating facility in the state from which no applications from their staff was received by the new business, despite the fact that we are the closest operating facility to the new operation.

UWGP is a team focused environment at all levels in the organization. Management works diligently to build and sustain an effective team environment. UWGP has seven departmental managers. The management team meets regularly to exchange information, report progress on inter and intra departmental goals. Issues and challenges are brought forward formally and decisions are typically made democratically. This process concurrently reinforces teamwork and individual accountability.





United Wisconsin Grain Producers LLC


Chief Executive Officer
Chief Financial Officer
Commodities Manager
Maintenance Manager
Production Manager
HR and IT Administrator Public Relations
Quality Assurance
Safety and Environmental Manager
Shipping and Receiving Supervisor
Customer Service & Grain Accounting Clerk
Feed & Feed Ingredient Marketer/Sales
CMMS Coordinator
Lab Technicians (2 positions)
Electrical & Control Tech
Reception and Accounting Staff
Shipping and Receiving Lead Hand
Maintenance Supervisor
Shift A - Team Leader
Shift B - Team Leader
Shift C - Team Leader
Shift D - Team Leader
Shipping and Receiving Staff (3 positions)
Plant Operators (2 positions)
Plant Operators (2 positions)
Plant Operators (2 positions)
Plant Operators (2 positions)
Maintenance Technicians (3 positions)
Unassigned Plant Operators





Customer Focus

UWGP has shipped consistently more product by truck than was envisioned in its original business plan. As part of our expansion project at Friesland facility, we have added a second ethanol truck load-out station. Market conditions have dictated that the vast majority of our ethanol production ship locally into the truck markets in Milwaukee and Chicago. Prior to the additional load out, trucks often times experienced wait times which made it difficult for us to satisfy our transportation vendor expectations. Since the addition of the second load out, we have been shipping nearly 100% via truck, and our haulers are always anxious to get our business. This has manifested itself in better rates for UWGP.


Quality Gasoline Guaranteed

We recently implemented a fully automated ethanol load out system which allows the drivers picking up ethanol to do so without assistance from UWGP personnel. This eliminates potential interruption for the production staff and helps minimize safety hazards. We are frequently complimented on the ease and speed of loading by drivers who pick up finished product.

An expansion of the shipping and receiving capacity in the grains area got started last summer. An additional lane is being added for loading on the east side of the existing building. This new lane will be dedicated to shipping of DDGS by truck and rail. Work has begun on an additional track to accommodate the new loading lane. This will allow for the two existing lanes to be used predominately for corn receiving. Most recently a new storage bin was constructed to double our raw corn storage capacity. We expect these enhancements will improve our ability to move trucks through the facility more rapidly and safely, increasing efficiencies and convenience for our corn suppliers.



A hospitality area was included as part of our maintenance building project which provides access to washrooms, vending machines and a rest area for customers, vendors and drivers.

To meet the needs of area dairy and livestock producers, we have identified a product that adds value to their industry. We have made a commitment to promote and supply a modified wet distiller's grains product. We have added an animal nutritionist, Terry Olson, to our staff to focus on the use of this product in this region.



Community Support and Involvement

Since its early beginnings, United Wisconsin Grain Producers (UWGP) has always strived to be a valued and welcomed member of its community. Community support and participation has been extremely important in all aspects and this year has been no different. Emphasis is mainly on youth with our charitable contributions and donations being focused on education and community services. Early in 2007, UWGP implemented a scholarship program and presented five scholarships of $1,000 each to area students furthering their education. This was a success as there were over 100 applications to choose from. UWGP is also proud to be a major sponsor of the UW Madison Formula SAE Team for the 06-07 year and now again for the 07-08 year. UWGP continues to participate in local community events such as live stock sales for youth, contributing to area schools; investing in infrastructure such as first responders and the rural fire department; as well as hosting town and county events. Below is a summary of the major contributions made this year.

Local Support

UWGP is committed to using local businesses for supplies and services. During the summer months local students are hired as grounds keepers and to address other maintenance housekeeping items.



Scholarship Program

In 2007, UWGP implemented a scholarship program of $5,000 per year. The 2007 recipients were Heather M. Borde, Rio High School; Andrew Otto, Princeton High School; Steven Biel, Randolph High School; Rachael Herscheb a graduate of De Forest Area High School who is currently attending the University of Wisconsin – Madison; Joshua Rechek, Waupun High School. They each received a $1,000 scholarship. Early this year, the board approved a total of seven scholarships of $1,000 each to be awarded at our annual meeting.

UW Madison Formula SAE


UWGP
ETHANOL

Formula SAE is a collegiate design competition for students around the world. Every year the University of Madison Formula SAE team designs, manufacturers, and tests a prototype racecar to compete against over 140 international universities. This competition provides vital hands-on experience for students learning valuable design, communication and project management skills. In 2007, UWGP donated $10,000.00 and 150 gallons of E85. In May, 2007, the UW team, which has about 50 members, won the Formula Society of Automotive Engineers world title in Detroit against a field of 130 university teams. The UW team finished first overall and took a first place in the design category. The UW-Madison team was the only team in the Top 10 to use ethanol. Early this year, the board approved a donation of $20,000 and 150 gallons of E85 for the UW SAE race team along with a donation of $5,000 for the UW E85 snowmobile team.


Friesland
First
Responders

Friesland First Responders – Response Vehicle

UWGP made a pledge to match any donations up to $7,500. In April 2007, enough money was raised to purchase a used 2002 Chevy Suburban.

Live Stock Sales for Youth


LODI AG FAIR
2007
UWGP

UWGP has been a supporter of the FFA and 4-H kids at local fairs. Last year we were present at the Marquette, Columbia and Dodge County Fairs and Lodi Ag Fair. We purchased several project animals; most of which were purchased on a market support program where the animal is not kept and the buyer pays the difference between purchased price and the support price. UWGP did keep one steer that was processed and packaged into quarters for our customer appreciation prize drawing. In addition to supporting the meat animal sales, UWGP has also been providing kids with DDGS at half price for their fair project animals. Six families took advantage of this program, and fed dry distillers to their livestock which consisted mainly of cattle. Several of the animals did very well at the fairs, with animals winning champion or reserve champion status. Many of these kids will be going to college and studying in an agriculture career field, and are the future of agricultural businesses. Meat sales for 2007 totaled approximately $9,000.00

Other Donations and Contributions:

Alzheimer's Research
Cancer Foundation
Local School Fundraisers
School Presentations on Ethanol
Student Resource

Manufacturing Process and Product Descriptions

United Wisconsin Grain Producers (UWGP) is a manufacturer of fuel ethanol made from corn. Ethanol is a flammable, colorless, chemical compound that is best known as the alcohol found in alcoholic beverages. Fuel ethanol (less than 0.8% water) is blended with gasoline in varying quantities up to pure ethanol, which is used in the most advanced racecar engines. Most commonly ethanol is blended for standard automobile gasoline engines at a rate of 10% ethanol (E10). Extensive studies have been performed on the results from higher ethanol blends in standard consumer automobiles. These tests are aimed at determining the appropriatiness of moving the inclusion of ethanol for standard automobiles to 20%. The results show that there are no operational issues with the use of the higher blends. In fact the work indicates the best fuel mileage for ethanol blended fuel in standard automobiles is somewhere between 20% and 30%.

The Clean Air Act requires the use of oxygenates in standard unleaded gasoline to reduce carbon monoxide emissions in the U.S. Historically, methyl tertiary-butyl ether (MTBE) was commonly used for this purpose, but its use has declined in response to environmental and health concerns. It has been found to easily contaminate large quantities of groundwater when spilled or leaked at gas stations. Ethanol on the other hand is biodegradable. Ethanol has become the additive of choice to replace MTBE, as well as the primary fuel for flex fuel vehicles that can burn E85 (blended fuel containing up to 85% ethanol).

Subsequently two laws have been passed in Washington mandating the use of ethanol by the petroleum industry. The Renewable Fuels Standard of 2006 was enacted to further develop the industry which was just then beginning to be seen as a solution to another growing problem facing our country, our addiction to foreign oil. It mandated that 7.5 billion gallons of ethanol be included in U.S. gasoline sales by 2012. The industry grew very rapidly and reached that production capacity by the end of 2007. The second law, passed in December of 2007, took this policy a step further. The bill, The Energy Independence and Security Act increased the mandate use of ethanol to 31 billion gallons by 2022. Significant spending was allocated in the Act to develop more feedstocks for ethanol, allowing our industry to achieve their new volume goal.

Corn is comprised of around 70% starch. In the manufacturing process, this starch is converted to sugars that are then turned to ethanol in yeast fermentation. The alcohol is then separated by distillation and dehydration, bringing it to a finished state of nearly 200 proof. Modern ethanol facilities have become very energy efficient, and current data supports that ethanol has a positive energy balance (it provides more energy than it takes to produce) of about 1: 1.35

UWGP's dry mill ethanol production utilizes whole kernel yellow corn as its sole feed stock, corn is purchased from local farmers and elevators on an open market basis. The whole kernel is ground, processed, and fermented by which the starch in the corn is converted to 200 proof alcohol and the remaining corn solids are dried to create valuable feed ingredients which are marketed as co-products; Modified Wet Distillers Grain (MWDG) and Dried Distillers Grains with Soluables (DDGS).



DDGS is a high protein, high fat feed supplement which can be utilized in many different livestock feed rations. Poultry, swine and cattle feeders throughout the United States and all over the world are taking advantage of the benefits inherent in DDGS. We lower the moisture level to 10% or less which creates a long shelf life and allows the product to be shipped longer distances and in various modes of transportation from rail car to barge to container freight destined for S.E. Asia and other parts of the world. UWGP was a pioneer in supplying its high quality DDGS to the Asian Market. This market is rapidly becoming one of the largest for our industry. UWGP ships 50% of its DDGS production to Asia, where it is replacing other higher cost proteins thus helping drive down the cost of food, and allows more individuals in Asia to have better diets with more meat.

MWDG is essentially the same feed as DDGS except that modified wet distillers grains goes through only one dryer and then syrup is blended to achieve a 50%-55% moisture feed. MWDGs are an excellent source of highly digestible protein, energy, vitamins and minerals that mix well into a variety of rations for ruminant animals. MWDGs are an excellent source of RUP (bypass) protein which makes it especially valuable for dairy and feedlot cattle. It also uses less natural gas to produce than DDGS. For this reason UWGP has focused on increasing the local market for this product. Most recently an animal nutritionist was hired to assist dairy and feed lot operators with the use of this product in their operation. This product is providing many of our local dairy and beef producers with a way of reducing their feed costs while at the same time improving their milk production and rates of gain for their operations. The availability of this new feed has been very beneficial in keeping many of our local family farms competitive.

Environmental Solutions/Innovations

UWGP has strived to go above and beyond what is required of us on the environmental front. For instance water usage and discharge is always a concern of the general public when an ethanol plant is proposed anywhere in the country. To address this issue we employ various methods to limit total water usage and total water discharge volume. We reuse all of our process water. UWGP utilizes a special water treatment process. We take our used process water and run it through an anaerobic digestion system. This cleans the water enough so it can be returned to the front of the fermentation process and reused. This bacterial digestion system produces 18,000 standard cubic feet (scf) of biogas per day. We then send that biogas to our distillers grain dryers where it offsets natural gas usage. The only discharge from our plant is non-contact (non-process) cooling tower water discharge. We average around 42 gallons per minute discharge from the cooling tower. We are required to monitor and test this discharge. One of the tests required is the whole effluent toxicity test. This test involves taking samples of the discharge stream at various times during a given week, then sending those samples off to a lab where they put minnows and water fleas in the water. The organisms not only have to survive but thrive and reproduce in order for our sample to pass. We test our effluent at 100% concentration, which means the organisms are living in undiluted effluent from our plant.

UWGP is also doing many things to reduce its footprint on the local air shed. We recently added a second CO_2 scrubber. These "scrub" the pollutants out of the CO_2 that is given off during fermentation by ducting the CO_2 into the bottom of a vessel containing special packing, while at the same time water is being pumped into the top of the vessel. When the water passes through the gas and packing, 99.98% of the pollutants are condensed out of the CO2 gas stream. The water is then reused in the fermentation process. Another major piece of our environmental control equipment is the thermal oxidizer. This unit takes all the air coming off the distillers grains dryers and heats it to over 1400°F; this "oxidizes" (incinerates) most of the pollutants in this air stream. We then use this hot air to make the steam for the plant. Then after the hot air exits the boiler it goes through an air to air heat exchanger and more of that heat is extracted by exchanging the heat with the fresh air going to the dryers, thus, reducing the use of natural gas.



CO_2 Scrubbers

Operational Excellence/Continuous Improvement

We are committed to continuous improvement. We track several key aspects of our operation and constantly look for ways to improve our performance. Typically we use our own failure or breakdown events to structure systemic improvements to our operations and processing areas. We routinely dissect failure events to determine the root cause(s) and develop a set of changes in operations that can be instituted to avoid or mitigate the opportunity for the failure to reoccur. We are cautious not to fault simple operator mistakes without understanding how circumstances could be manipulated in a deliberate way to reduce the reliance on impromptu operational decisions. We accept that operations staff will make mistakes and will not always make the best decision in dealing with unique situations. This acceptance makes it unlikely for us to resort to blaming our people and thereby create an environment where mistakes are covered up as opposed to being reported and the opportunity for improvement is missed.

UWGP has subscribed and participated in an industrial benchmarking service since we began production. This service provides us with quarterly reports on the operational results of other facilities in the industry versus our own. Over time, we have seen where we can make the most significant improvements in our own performance and we prioritize these by economic impact and track results against our goals. As a general rule we want to be in the top third of the most significant criteria; i.e. earnings before interest, taxes, depreciation and amortization (EBITDA) results, total production, gallons of production per hour of labor, maintenance expense, and perhaps most importantly the alcohol yield per bushel of corn consumed.

By diligently following these improvement processes we have taken our business performance to the upper levels of our industry in just a couple of years of operation. In the 12 months ending December 31, 2007 we ranked very high in the following critical operational results categories in the benchmarking study representing about 20% of the operating ethanol plants in the country; EBITDA #6, Cost of Feed Stock, #3, Gallons per Labor Hour #5, Gallons per bushel of Corn, #2, Maintenance Cost, #3

We continue to monitor our process for emerging technologies and for improved performance and yield. A few technologies we have or are looking at include accurate yeast cell counting, bacteria management, and a quality control monitoring system.



We have also had the fortunate opportunity to utilize our vendor's fluorescent microscope to monitor our sanitation procedures. The fluorescent microscope provided us with a means by which we could sample several of our process streams, examine the samples immediately after they were collected and then after an incubation time period see if there was any bacterial growth found in that area of our process. Following the examination of our process lines we were able to adequately change our sanitation procedures to ensure minimal process disruption due to a bacterial contamination. We have also met with and continue to explore "greener" options for bacteria management in fermentation. We have sent process samples to an off-site lab for residual antibiotic testing and even though our levels returned none-detected we are currently exploring the use of chlorine dioxide as a non-antibiotic method for eliminating bacterial contamination and growth in our process. Chlorine dioxide is not a new technology by any means but has recently become an emerging technology used by grocery stores to remove bacteria from their vegetables and fruits. Due to increased concern over antibiotic resistant bacteria colonies we are continuing our efforts to providing an overall "green" product whether it's our ethanol or feed co-products.

This year we implemented a manufacturing software system which works in conjunction with our inventory system to track all ingredients used and final products made, while also storing the results from all quality control tests taken. The software provides us with a quality control monitoring system by allowing us to query the historical database, view trends, and monitor the performance of our entire process. Below is a graphical trend which illustrates the changes we were able to visually capture in regards to process yield.



This trend showed us that the yield had a statistically significant increase after batch 1164. We were able to identify the changes made at that time and incorporate them as routine procedures. We also identified an opportunity to continue monitoring and reviewing the routine procedures with the hopes of reducing the variability between batches 1176 through 1200. Since operators are now able to enter their quality control results as they are generated, we have the ability to query an electronic historical database, perform statistical analysis and visual trends on several areas of our process, respond to the positive or negative changes seen, assess the impact of the process changes identified, and modify current procedures to incorporate these changes thereby improving performance and yield.



Jennifer Ebert, Quality Control Manager with latest edition of Ethanol Technology's Alcohol Textbook

Mike Ingledew, Scientific Director for Ethanol Technology and lead editor for Ethanol Technology's Alcohol Textbook, asked our Quality Control Manger, Jennifer Ebert to author the Quality Control chapter for the 5th edition of their textbook.





Construction and Project Development

We have made substantial improvements in the facility over the past two years. 2007 saw a lot of work being done to improve our production efficiencies and expanding the production capacity of the facility.

We completed Phase 1 of our production expansion project. In the first phase we essentially doubled our ability to grind corn, blend fermentation ingredients, cook mash, and manage fermentation functions. We changed some of the equipment from our original plant design during this project to make production improvements which went beyond the simple duplication of processing capacity. We took on the role of General Contractor for this work and successfully completed it on time and on budget. The total cost of the project was $6.7 million dollars. All of the equipment is now in operation and running well. We were able to reduce our enzyme usage, which was one of several specific goals of the project. This and other aspects of the work, reduced our per gallon cost of production.

We spent a great deal of time and energy in 2007 planning the second and final phase of the production expansion. We were very interested in looking at the use of our residual products, syrup, wet cake, and distiller's grains as energy sources for the plant. Ultimately, we decided that none of these options presented us with an economic, or a net energy, advantage. Therefore, we moved ahead with a plan that is quite traditional in its energy sources and end product generation. The company has submitted its construction permit application to the Wisconsin Department of Natural Resources. We will move forward with this work as the industry continues to grow and we can project with reasonable predictability, increased profitability flowing from an investment in a greater level of production.

Other projects that are complete or underway at the end of the year include, a new building housing our maintenance and repair shop, offices, and heavy equipment storage area; a new lane in our grain receiving and shipping area; a new 500,000 bushel storage bin for raw corn; the addition of more centrifuge capacity for whole stillage; and a new transportation and cooling system for our Dry Distillers Grain product.

We continue to work on the First Missouri Energy project. We had a senior debt package for the project collapse early last summer. Since then we have not been able to find a new source of funding for the project. The gloom and doom scenario in our economy and the very steep run-up in the value of corn has turned off the financing tap for many investments, including ethanol processes. We believe the project is still a very good one as far as any new facility project goes. Our challenge is to convince a potential lender that this project can be successful in a time of much tighter margins. We have the advantage of our results here at UWGP which have continued to be very good even when many plants are struggling. We will have to leverage that advantage and the natural attributes of the location that make it probably the best spot in the country to build a new plant today. We hope to accomplish this but it will be an uphill battle given the state of our economy.

SUMMARY OF BUSINESS

Principal Products and Markets

The principal products we produce at our plant are fuel grade ethanol and distillers grains.

Ethanol

Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains. According to the Renewable Fuels Association, approximately 85 percent of ethanol in the United States today is produced from corn, and approximately 90 percent of ethanol is produced from a corn and other input mix. Corn produces large quantities of carbohydrates, which convert into glucose more easily than most other kinds of biomass. The Renewable Fuels Association ("RFA") estimated that, as of January 29, 2008, domestic ethanol production capacity reached more than 7.8 billion gallons per year.

An ethanol plant is essentially a fermentation plant. Ground corn and water are mixed with enzymes and yeast to produce a substance called "beer," which contains about 10% alcohol and 90% water. The "beer" is boiled to separate the water, resulting in ethyl alcohol, which is then dehydrated to increase the alcohol content. This product is then mixed with a certified denaturant to make the product unfit for human consumption and commercially saleable.

Ethanol can be used as: (i) an octane enhancer in fuels; (ii) an oxygenated fuel additive for the purpose of reducing ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum-based gasoline substitute. Approximately 95% of all ethanol is used in its primary form for blending with unleaded gasoline and other fuel products. Used as a fuel oxygenate, ethanol provides a means to control carbon monoxide emissions in large metropolitan areas. The principal purchasers of ethanol are petroleum terminals in the continental United States.

For our fiscal years ended December 31, 2007, 2006 and 2005, revenues from sales of ethanol were approximately 88%, 90% and 89% of total revenues, respectively.

Distillers Grains

A principal co-product of the ethanol production process is distillers grains, a high protein, high-energy animal feed supplement primarily marketed to the dairy and beef industry. Distillers grains contain by-pass protein that is superior to other protein supplements such as cottonseed meal and soybean meal. By-pass proteins are more digestible to the animal, thus generating greater lactation in milk cows and greater weight gain in beef cattle. The dry mill ethanol processing used by the plant results in two forms of distiller grains: Distillers Modified Wet Grains ("DMWS") and Distillers Dried Grains with Solubles ("DDGS"). DMWS is processed corn mash that has been dried to approximately 50% moisture. DMWS have a shelf life of approximately ten days and are often sold to nearby markets. DDGS is processed corn mash that has been dried to 10% to 12% moisture. DDGS has an almost indefinite shelf life and may be sold and shipped to any market regardless of its vicinity to an ethanol plant. At our plant, the composition of the distillers grains we produce is approximately 25% DMWS and 75% DDGS.

For our fiscal years ended December 31, 2007, 2006 and 2005, revenues from sales of distillers grains were approximately 12%, 10% and 11% of total revenues, respectively.

Financial Information about Geographic Areas

All of our operations are domiciled in the United States. All of the products sold to our customers for fiscal years 2007, 2006 and 2005 were produced in the United States and all of our long-lived assets are domiciled in the United States.

Financial Information

Please refer to our financial statements contained in this annual report for information about our revenues, profit and loss measurements and total assets.

MARKET FOR MEMBERSHIP UNITS, RELATED MEMBER MATTERS AND ISSUER PURCHASES OF UNITS

There is no public trading market for our membership units. However, we have created a private qualified online matching service in order to facilitate trading of our units. Our online matching service has been designed to comply with federal tax laws and regulations establishing a "qualified matching service," as well as state and federal securities laws. Our online matching service consists of an electronic bulletin board that provides lists of interested sellers and interested buyers, along with non-firm price quotations. We do not receive any compensation for creating or maintaining the matching service. We do not become involved in any purchase or sale negotiations arising from our qualified matching service. In advertising our qualified matching service, we do not characterize the Company as being a broker or dealer or an exchange. We do not give advice regarding the merits or shortcomings of any particular transaction. We do not receive, transfer or hold funds or securities as an incident of operating the online matching service. We do not use the bulletin board to offer to buy or sell securities other than in compliance with the securities laws, including any applicable registration requirements. We have no role in effecting the transactions beyond approval, as required under our operating agreement and the issuance of new certificates. There are detailed timelines that must be followed under the matching service with respect to offers and sales of membership units. All transactions must comply with the qualified matching service terms and conditions, rules, our operating agreement, and are subject to approval by our board of directors. The qualified matching service rules and terms and conditions are available on our website, *www.uwgp.com.*

The following table contains historical information by quarter for the past two years regarding the actual unit transfers that were completed by the Company's unit-holders during the periods specified. The Company believes this most accurately represents the current trading value of the Company's units. The information was compiled by reviewing the completed unit transfers that occurred on our qualified online matching service during the quarters indicated.

Quarter	Low Price	High Price	Average Price	# of Units Traded
Oct 1 – Dec 31 2007	$ 2,300.00	$ 3,250.00	$ 2,727.70	213
July 1 – Sept 30 2007	$ 3,132.00	$ 3,375.00	$ 3,152.17	150
Apr 1 – June 30 2007	$ 3,000.00	$ 3,500.00	$ 3,224.08	731
Jan 1 – March 31 2007	$ 3,000.00	$ 3,400.00	$ 3,225.00	170
Oct 1 – Dec 31 2006	$ 3,450.00	$ 4,000.00	$ 3,648.08	260
July 1 – Sept 30 2006	$ 1,500.00	$ 3,900.00	$ 3,194.74	95
Apr 1 – June 30 2006	$ 2,200.00	$ 2,500.00	$ 2,363.64	55
Jan 1 – March 31 2006	$ 1,700.00	$ 1,950.00	$ 1,800.00	30

As a limited liability company, we are required to restrict the transfers of our membership units in order to preserve our partnership tax status. Our membership units may not be traded on any established securities market or readily trade on a secondary market (or the substantial equivalent thereof). All transfers are subject to a determination that the transfer will not cause us to be deemed a publicly traded partnership.

Unit Holders

As of February 29, 2008, we had 28,675 membership units issued and outstanding and approximately 983 holders of record of our membership units. There is no other class of membership units issued or outstanding.

Distributions

Our board of directors has complete discretion over the timing and amount of distributions to our unit holders; however, our operating agreement requires the board of directors to endeavor to make cash distributions at such times and in such amounts as will permit our unit holders to satisfy their income tax liability in a timely fashion. In addition, distributions are restricted by certain covenants in our term loan and revolving credit loan. These loan covenants and restrictions are described in greater detail under "MANAGEMENT'S DISCUSSION AND ANALYSIS – *Short-Term and Long-Term Debt Sources*." There can be no assurances as to our ability to declare or pay distributions in the future or that past distributions (described below) will be indicative of future distributions.

Revenues generated from plant operations are distributed by the Company to our unit holders in proportion to the number of units held by each unit holder. A unit holder's distribution is determined by dividing the number of units owned by such unit holder by the total number of units outstanding.

2008 Distributions

On January 10, 2008, our Board of Directors approved a cash distribution of $250 per unit to the holders of membership units of record at the close of business on January 10, 2008. The distribution was paid in February 2008.

2007 Distributions

On January 9, 2007, our Board of Directors approved a cash distribution of $500 per unit to the holders of membership units of record at the close of business on January 9, 2007. The distribution was paid in February 2007. On July 10, 2007, our Board of Directors approved a cash distribution of $136 per unit to the holders of membership units of record at the close of business on July 10, 2007. The distribution was paid in August 2007.

2006 Distributions

On February 8, 2006 our Board of Directors approved a cash distribution of $200 per unit to the holders of membership units of record at the close of business on February 10, 2006. The distribution was paid in March 2006. On July 10, 2006, our Board of Directors approved a cash distribution of $200 per unit to the holders of membership units of record at the close of business on June 30, 2006. The distribution was paid in August 2006.

Issuer Purchases of Equity Securities

We made the following membership unit repurchases during the fourth quarter of our fiscal year ended December 31, 2007: [1]

Period	Total Number of Units Purchased	Average Price Paid per Unit ($)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Units that May Yet Be Purchased Under the Plans or Programs ($)
October 1, 2007 - October 31, 2007	10	3,100.00	10	953,250.00
November 1, 2007 - November 30, 2007	45	3,211.11	45	808,750.00
December 1, 2007 – December 31, 2007	10	3,200.00	10	776,750.00
Total	**65**	**3,192.31**	**65**	**776,750.00**

[1] On June 11, 2007 the board approved expenditures of up to $1,000,000 to pursue the option of buying back membership units. Prior to the purchases listed in the table above, the Company had repurchased a total of 5 units for $3,150 per unit. As of December 31, 2007, the Company had repurchased a total of 70 membership units for a total of $223,250. The expiration date of this unit repurchase program is June 10, 2008.

Performance Graph

The following graph compares the cumulative total return on the Company's units with the cumulative total return of the NASDAQ Index and the SIC Code Index (SIC Code 2869—Industrial Organic Chemicals, Not Elsewhere Classified). The unit price performance shown on the following graph is not intended to forecast and is not indicative of future unit price performance. The data for this performance graph was compiled for us by Morningstar, Inc.


COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG UNITED WISCONSIN GRAIN PRODUCERS, LLC,
NASDAQ MARKET INDEX AND SIC CODE INDEX
250
200
150
100
50
0
DOLLARS
8/8/2005
12/31/2005
12/31/2006
12/31/2007
UNITED WISCONSIN GRAIN PRODUCERS LLC
SIC CODE INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON AUG. 8, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2007

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company, which is derived from the audited financial statements for the periods indicated. The information below is only a summary. This information should be read in conjunction with Management's Discussion and Analysis and our audited financial statements included in this annual report. Our past performance may not be indicative of future financial condition or results of operations.

Statement of Operations Data:	2007	2006	2005	2004	2003
Revenues	$ 112,103,602	$ 111,771,603	$ 54,477,045	$ --	$ --
Cost of Goods Sold	$ 87,374,742	$ 67,482,429	$ 43,643,191	$ --	$ --
Gross Profit	$ 24,728,860	$ 44,289,174	$ 10,833,854	$ --	$ --
Operating Expenses	$ 3,518,068	$ 3,383,385	$ 2,286,229	$ 718,431	$ 565,689
Operating Income (Expense)	$ 21,210,792	$ 40,905,789	$ 8,547,625	$ (718,431)	$ (565,689)
Other Income (Expense)	$ 31,440	$ (887,940)	$ 2,187,770	$ (1,731)	$ 43,565
Net Income (Expense)	$ 21,242,232	$ 40,017,849	$ 10,735,395	$ (720,162)	$ (522,124)
Weighted Average Units Outstanding	28,767	28,780	28,780	28,270	3,071
Net Gain (Loss) Per Unit	$ 738.42	$ 1,390.47	$ 373.02	$ (25.47)	$ (170.02)
Cash Distributions per Unit	$ 636.29	$ 400.00	$ --	$ --	$ --

Balance Sheet Data:	2007	2006	2005	2004	2003
Net Property, Plant & Equipment	$ 51,625,090	$ 47,364,224	$ 49,891,372	$ 43,076,408	$ 5,293,549
Total Assets	$ 86,538,195	$ 84,946,319	$ 64,915,892	$ 44,253,414	$ 25,546,721
Long-Term Debt, less current maturities	$ 13,097,887	$ 14,349,890	$ 22,074,722	$ 77,723	$ 2,298
Members' Equity	$ 68,128,195	$ 65,413,512	$ 36,907,663	$ 26,172,268	$ 23,710,419
Units Outstanding at End of Year	28,710	28,780	28,780	28,780	25,605
Book Value Per Capital Unit	$ 2,372.98	$ 2,272.88	$ 1,282.41	$ 909.39	$ 927.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

Except for historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in **"Item 1A—Risk Factors"** and elsewhere in this annual report. Our discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes and with the understanding that our actual future results may be materially different from what we currently expect.

Overview

References to "we," "us," "our" and the "Company" refer to United Wisconsin Grain Producers, LLC. United Wisconsin Grain Producers, LLC is a Wisconsin limited liability company that manages the business and day-to-day operations of a 60 million gallon per year ethanol plant near Friesland, Wisconsin. The ethanol plant was originally constructed as a 40 million gallon per year facility, but in late 2007 the plant's production capacity was expanded to 60 million gallons per year. We expect to operate at this expanded production capacity by approximately June 30, 2008. We anticipate further increasing our production capacity to 90 million gallons per year by approximately June 30, 2009.

We expect to fund our operations during the next twelve months using cash flow from continuing operations and our credit facilities. We expect to continue ongoing research and development activities in the next twelve months in the form of commissioning studies on internal energy generation in conjunction with our plant production capacity increases, in particular the possibility of using post-fermentation corn solids or other renewable fuel as an energy source, thereby offsetting our natural gas usage. This evaluation and analysis work has postponed the completion date for the planned 60 to 90 MGY capacity increase. This is because the design of the 30 million gallon per year facility is affected by our energy technology choice.

Results of Operations

Comparison of the fiscal years ended December 31, 2007 and 2006

The following table shows the results of our operations and the percentage of revenues, cost of goods sold, operating expenses and other items to total revenues in our statement of operations for the fiscal years ended December 31, 2007 and 2006:

	Fiscal year Ended December 31, 2007 (Audited)		Fiscal year Ended December 31, 2006 (Audited)	
Income Statement Data	**Amount**	**%**	**Amount**	**%**
Revenues	$ 112,103,602	100.0	$ 111,771,603	100.0
Cost of Goods Sold	$ 87,374,742	77.9	$ 67,482,429	60.4
Gross Profit	$ 24,728,860	22.1	$ 44,289,174	39.6
Operating Expenses	$ 3,518,068	3.1	$ 3,383,385	3.0
Operating Income	$ 21,210,792	19.0	$ 40,905,789	36.6
Other Income (Expense)	$ 31,440	0.0	$ (887,940)	(0.8)
Net Income	$ 21,242,232	19.0	$ 40,017,849	35.8

Revenues. Revenues from operations for the fiscal year ended December 31, 2007 totaled $112,103,602. In the fiscal year ended December 31, 2007 ethanol comprised 88% of our revenues and distillers grain sales (DGS) comprised 12% of our revenues. Revenues from operations for the fiscal year ended December 31, 2006 totaled $111,771,603, of which ethanol comprised 90% and distillers grains comprised 10%. Revenues for the fiscal year ended December 31, 2007 were relatively unchanged from the previous fiscal year.

The price of ethanol in the fiscal year ended December 31, 2007 was down approximately 5% from the price for the fiscal year ended December 31, 2006. Ethanol prices have trended higher in the last few months. The lowest recent prices were seen in October 2007, following a downward trend after ethanol prices peaked in July 2006. Management currently expects short-term and mid-term ethanol prices to remain higher than historical averages due to a high demand for ethanol which may be contributed to by a number of factors, including the use of ethanol as an oxygenate to replace MTBE, the high price of gasoline encouraging voluntary blending of ethanol and the growing recognition of ethanol as an alternative energy source. However, management believes the industry will need to continue to grow demand in order to increase or sustain current prices. According to the Renewable Fuels Association, as of February 22, 2008 there were 143 ethanol plants in operation nationwide with the capacity to produce more than 8.16 billion gallons of ethanol annually, with an additional 57 new plants and seven expansions under construction expected to add an additional estimated 5.25 billion gallons of annual production capacity in the next 12 to 18 months. Unless this new supply is equally met with increased demand, downward pressure on ethanol prices could continue to occur. If ethanol prices decline, our earnings will also decline.

particularly if corn prices remain substantially higher than historic averages.

Our revenues include a loss of $1,221,061 for the fiscal year ended December 31, 2007 related to our ethanol derivative instruments. We recognize the gains or losses that result from the changes in the value of our ethanol-related derivative instruments in revenues as the changes occur. As ethanol prices fluctuate, the value of our ethanol-related derivative instruments changes, affecting our financial performance. We expect the volatility in these derivative instruments to continue to have an effect on our revenues due to the timing of the changes in value of the derivative instruments relative to our sales. These instruments are the primary tools of our risk management program for ethanol revenues.

The sales prices for our distillers grains for the fiscal year ended December 31, 2007 were up 26% from the fiscal year ended December 31, 2006. The rising cost of corn and other alternative feed sources has pushed distillers grains prices upward in recent months. Distillers grains prices are expected to follow the price of corn for the foreseeable future unless the price of soybean meal or other protein sources changes significantly. Additionally, an increased supply of distillers grains resulting from additional ethanol production may put downward pressure on distillers grains prices. To date, additional distillers grains demand has come from increased domestic usage and increased overseas demand for distillers grains.

Cost of Goods Sold. Our cost of goods sold from the production of ethanol and distillers grains is primarily made up of raw grains expenses (corn) and energy expenses (natural gas and electricity). Cost of goods sold for the fiscal year ended December 31, 2007 totaled $87,374,742 as compared to $67,482,429 for the fiscal year ended December 31, 2006. The 30% increase in cost of goods sold in the fiscal year ended December 31, 2007 as compared to the previous fiscal year is a net result of a 46% increase in the cost of corn and other ingredients and a 16% increase in electricity, partially offset by a 10% decrease in the cost of production labor and an 8% decrease in the cost of natural gas. Our decreased cost of production labor is primarily the result of decreased costs in connection with our high earnings reward profit-sharing program.

The average corn price for 2007 was 39% higher than the average for 2006. Corn prices, along with the price of most agricultural commodities, have been trending higher over the past year. Chicago Board of Trade corn futures contracts have traded from a low of $2.70 in early spring 2006 to a high of over $5.60 in early 2008. This $2.90 trading range is due to increased volatility surrounding the supply and demand picture for corn. A large portion of this volatility was due in part to the rapid expansion taking place in the ethanol production industry. Ethanol production facilities were experiencing larger than average profit margins, thus encouraging many new facilities to be constructed throughout the country. This rapid expansion has brought about a substantial increase in demand for corn and thus in corn prices. The weak dollar has also promoted strong export sales of corn, adding to the strong demand picture. Prices have remained relatively higher for a prolonged period, encouraging producers to supply adequate product to meet this increased demand. The USDA estimated the 2007 national corn crop at 13.1 billion bushels, allowing a projected carryout number of slightly less than 2 billion bushels. Historically, this is a very large carryout volume, but given the projected total future demand, corn has struggled to trade at a lower price. Recently, ethanol margins have tightened considerably, which may reduce the domestic demand for corn. However, current high wheat prices and high soybean prices could lure acres out of corn production in 2008, which could increase corn prices and further increase our cost of goods sold.

Our cost of goods sold includes a gain of $255,304 for the fiscal year ended December 31, 2007 related to our corn derivative instruments as compared to a $3,183,371 gain for the fiscal year ended December 31, 2006. We recognize the gains or losses that result from the changes in the value of our corn-related derivative instruments in cost of goods sold as the changes occur. As corn prices fluctuate, the value of our derivative instruments changes, which affects our financial performance. We anticipate continued volatility in our cost of goods sold due to the timing of the changes in value of the derivative instruments relative to the cost and use of the commodity being hedged. These instruments are the primary tools of our risk management program for corn prices.

Natural gas is also an important input to our manufacturing process. The price and volume of our natural gas for the fiscal year ended December 31, 2007 remained relatively unchanged as compared to the same period in 2006. We estimate that our natural gas usage is approximately 121,500 million British thermal units ("MMBTU") per month. We expect our natural gas usage to increase to 140,000 MMBTU per month once we are operating at a production rate of 60 million gallons per year. We use natural gas to dry a majority of our distillers grains products to moisture contents at which they can be stored for longer periods and transported greater distances, so that we can market them to broader livestock markets, including poultry and swine markets in the continental United States and to markets in Asia. Over the past two to three years natural gas has been available only at prices exceeding historical averages. These heightened prices increase our costs of production. Although natural gas prices have trended lower since their peak in late 2005, we expect natural gas prices to remain higher than historic prices given the higher prices of energy sources generally. We expect our natural gas costs to remain at or near costs experienced over the past year, which will continue to have a negative impact on our cost of goods sold. We have secured a marketing firm and energy consultant for our natural gas supply and will continue to work with them on an ongoing basis to mitigate our exposure to volatile gas prices. We have also secured firm pipeline capacity for natural gas delivery of 4,000 MMBTU per day, although we may need to secure additional pipeline capacity to operate at our expanded production rate

Gross Profit. Gross profit for the fiscal year ended, December 31 2007 was $24,728,860, a 44% decrease from the gross profit of $44,289,174 for the fiscal year ended December 31, 2006. This decrease is due primarily to a 39% increase in the price of corn (see "Cost of Goods Sold" above).

in the year ending December 31, 2007, although the spread between the selling price of the ethanol and distillers grains we sold and the cost of the raw materials required to produce our ethanol and distillers grains was down from the preceding year, we still realized a favorable margin. The spread between the price we receive for our products and the costs of our raw materials may not continue at this favorable rate in the future. The rapidly increasing supply of ethanol may outpace the demand for ethanol, placing additional downward pressure on our selling price and further eroding our margins. The increased production of ethanol from corn in the industry may contribute to the already increasing demand for corn and exceed the supply of corn, increasing our cost of corn and reducing our profit margin. A decrease in profit margin will adversely affect our financial performance.

Operating Expenses. Operating expenses of $3,518,068 for the fiscal year ended December 31, 2007, as compared to operating expenses of $3,383,385 for fiscal year ended December 31, 2006, remained relatively unchanged, representing 3.1% and 3.0% of our revenues, respectively.

Operating Income. Operating income for fiscal year ended December 31, 2007 totaled $21,210,792, or 19% of revenues. Operating income for the fiscal year ended December 31, 2006 totaled $49,905,789, or 37% of revenues. The decrease in operating income for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 is primarily a result of the decrease in "Gross Profit" (discussed above).

Other Income (Expense). Our other income (expense) for the fiscal year ended December 31, 2007 was income of $31,440 as compared to an expense of $887,940 for the fiscal year ended December 31, 2006. Our other income (expense) items at December 31, 2007 consisted primarily of interest income, interest expense, and a net loss on investment. Our other income (expense) items at December 31, 2006 consisted primarily of a net interest expense. The changes in other income (expense) items were due primarily to an increase in interest income and a decrease in interest expense.

We did not receive any payments from the USDA CCC Bioenergy program in the fiscal year ended December 31, 2007 as compared to receipt of payments totaling $393,336 for the fiscal year ended December 31, 2006. Payments under the Bioenergy Program were based upon increases in ethanol production relative to the previous year. The CCC announced that its funds would be exhausted in the third quarter of the government's 2006 fiscal year and the program terminated as of June 30, 2006. For this reason, we will not receive any further income from this program.

Comparison of the fiscal years ended December 31, 2006 and 2005

The following table shows the results of our operations and the percentage of revenues, cost of goods sold, operating expenses and other items to total revenues in our statement of operations for the fiscal years ended December 31, 2006 and 2005. It is important to note when comparing these two periods that the fiscal year ending December 31, 2005 represents only 8 months of production since the plant only became operational in May of 2005.

	Year Ended December 31, 2006		Year Ended December 31, 2005	
Income Statement Data	**Amount**	**%**	**Amount**	**%**
Revenues	$ 111,771,603	100.0	$ 54,477,045	100.0
Cost of Goods Sold	$ 67,482,429	60.4	$ 43,643,191	80.1
Gross Profit	$ 44,289,174	39.6	$ 10,833,854	19.9
Operating Expenses	$ 3,383,385	3.0	$ 2,286,229	4.2
Operating Income	$ 40,905,789	36.6	$ 8,547,625	15.7
Other Income (Expense)	$ (887,940)	(0.8)	$ 2,187,770	4.0
Net Income	$ 40,017,849	35.8	$ 10,735,395	19.7

Revenues. Revenues from operations for the fiscal year ended December 31, 2006 totaled $111,771,603. In the fiscal year ended December 31, 2006 ethanol comprised 90% of our sales and DDGS comprised 10% of our sales. Revenues from operations for the fiscal year ended December 31, 2005 totaled $54,477,045, of which ethanol comprised 89% of our sales and DDGS comprised 11%. The increase in revenues from operations for the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005 is substantially a result of a 32% increase in the price per gallon of ethanol and a 57% increase in gallons produced. The 57% increase in gallons produced is a result of a full year in production in 2006 as compared to only eight months of production in 2005 as well as a 7% increase in the average production rate in 2006. The sales price for our distillers grains remained relatively unchanged in the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005.

Cost of Goods Sold. Our cost of goods sold from the production of ethanol and distillers grains is primarily made up of raw grains expenses (corn) and energy expenses (natural gas and electricity). Cost of goods sold for the fiscal year ended December 31, 2006 totaled $67,482,429 as compared to $43,643,191 for the fiscal year ended December 31, 2005. The 55% increase in cost of goods sold in the fiscal year ended December 31, 2006 as compared to the previous year is primarily a result of a full twelve months of operations in 2006 as opposed to eight months in 2005.

Cost of goods sold includes a gain of $3,183,371 for the fiscal year ending December 31, 2006 related to our corn derivative instruments. We recognize the gains or losses that result from the changes in the value of our derivative instruments in cost of goods sold as the changes occur. As corn prices fluctuate, the value of our derivative instruments are impacted, which affects our financial performance.

Gross Profit. Gross profit for the fiscal year ended December 31, 2006 was approximately $44,289,174 as compared to approximately $10,833,854 for the fiscal year ended December 31, 2005. This is an increase of 309% for fiscal year 2006 as compared to fiscal year 2005. This increase is due primarily to a full year of production in 2006 as compared to only eight months of production in 2005, increased efficiency and production at the plant, and the favorable spread between the selling prices of our products and the costs of the raw materials required to produce our products.

Operating Expenses. Operating expenses for the fiscal year ended December 31, 2006 totaled approximately $3,383,385, an increase of approximately 48% over our operating expenses of $2,286,229 for the fiscal year ended December 31, 2005. The increase in operating expenses for the fiscal year ended December 31, 2006 was primarily due to a full twelve months of operations as opposed to only eight months in the previous fiscal year ended December 31, 2005.

Operating Income. Operating income for the fiscal year ended December 31, 2006 totaled approximately $40,905,789. Operating income for the fiscal year ended December 31, 2005 totaled approximately $8,547,625. The increase in operating income for fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005 is substantially a result of a 32% increase in the price per gallon of ethanol and a 57% increase in production. The production increase is primarily a result of twelve months of production in 2006 as opposed to eight months of production in 2005, as well a 7% increase in year over year average rate of production.

Other Income (Expense). Our other income and expense for the fiscal year ended December 31, 2006 was an expense of $887,940. Other income and expense for the fiscal year ended December 31, 2005 was income of $2,187,770. Our other income and expense items consist primarily of USDA Commodity Credit Corporation (CCC) Bioenergy program payments and interest expense. The primary reason for the decline of other income and expense items in the fiscal year of 2006 as compared to the fiscal year of 2005 is the reduction in CCC Bioenergy program payments.

Our USDA Commodity Credit Corporation Bioenergy Program revenue was $393,336 for the fiscal year ended December 31, 2006 as compared to $2,722,912 for the year ended December 31, 2005. Payments under the Bioenergy Program are based upon increases in ethanol production relative to the previous year. Since we began operations in May of 2005, the increase in gallons as we began our second year of operations was significantly less than our first year of operations, thus reducing the number of gallons eligible for payment. Furthermore the CCC announced that its funds would be exhausted in the third quarter of the government fiscal year and the program terminated as of June 30, 2006. For this reason, we will not receive any further income from this program.

Changes in Financial Condition for the Fiscal year ended December 31, 2007 Compared to the Fiscal Year Ended December 31, 2006.

Assets totaled $86,538,195 on December 31, 2007, as compared to $84,946,319 on December 31, 2006. Current assets totaled $33,920,040 on December 31, 2007, as compared to $37,482,095 on December 31, 2006. This change resulted from (i) a reduction in cash and cash equivalents on hand, which is primarily a net result of an increase in cash from operations, less the $18,304,080 cash used for our member distributions in February and August 2007 and approximately $9,000,000 used for capital expenditures and construction in process and (ii) a $1,188,531 increase in our accounts receivable balance.

Current liabilities were relatively unchanged at $5,311,894 on December 31, 2007, as compared to $5,182,917 on December 31, 2006. Long term debt, net of current maturities, totaled $13,097,887 on December 31, 2007, as compared to $14,349,980 on December 31, 2006. This 9% reduction is a direct reflection of the principal payments made on our long-term debt as required by our loan agreement.

Members' equity totaled $68,128,414 on December 31, 2007, as compared to $65,413,512 on December 31, 2006. This change is a net result of earnings less the aggregate $18,304,080 membership distributions paid out in February and August 2007 and $223,250 paid out for the repurchase of membership units. On June 11, 2007 the board approved up to $1,000,000 to explore/pursue the option of buying back membership units offered for sale. As of December 31, 2007, the board had approved a repurchase of a total of 70 membership units for $223,250.

Changes in Financial Condition for the Fiscal Year Ended December 31, 2006 Compared to the Fiscal Year Ended December 31, 2005.

Assets totaled $84,946,319 on December 31, 2006, as compared to $64,915,892 on December 31, 2005. Current assets totaled $37,482,095 on December 31, 2006, as compared to $14,475,144 on December 31, 2005. Current liabilities totaled $5,182,917 on December 31, 2006, as compared to $5,933,507 on December 31, 2005. Long term debt, net of current maturities, totaled $14,349,980 on December 31, 2006, as compared to $22,074,722 on December 31, 2005. Members' equity totaled $65,413,512 on December 31, 2006, as compared to $36,907,663 on December 31, 2005.

Liquidity and Capital Resources

Comparison of the fiscal years ended December 31, 2007 and 2006

The following table shows cash flows for the fiscal years ended December 31, 2007 and 2006:

	Fiscal year ended December 31	
	2007	2006
Net cash provided by operating activities	$ 24,694,496	$ 43,914,660
Net cash used in investing activities	$ (10,453,642)	$ (2,242,779)
Net cash used in financing activities	$ (19,462,571)	$ (20,477,027)

Cash Flow Provided by Operations. Our net cash flow provided from operating activities for the fiscal year ended December 31, 2007 was $24,694,496, as compared to $43,914,660 for the previous fiscal year. The decrease in net cash flow provided from operating activities for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 was primarily due to a net result of a decrease in net income. Our capital needs are adequately met through cash from our operating activities and our current credit facilities.

Cash Flow Used In Investing Activities. Our net cash flow used in investing activities for the fiscal year ended December 31, 2007 constituted expenditures of $10,453,642, as compared to expenditures of $2,242,779 for the previous fiscal year. The increase in expenditures for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 is due primarily to (i) capital expenditures and construction in process payments of $9,715,392, most of which is for Phase I of the plant expansion as compared to capital expenditures and construction in process payments of $2,142,779 in the fiscal year ended December 31, 2006 and (ii) an additional $1,055,000 investment (for a total of $1,155,000) in the First Missouri Energy project (discussed below).

Management estimates that approximately $1,500,000 in capital expenditures will be made in the next six months to complete the operational improvements in grains shipping, receiving and storage area, bringing the expected total cost to approximately $2,440,000. Also, approximately $1,000,000 in capital expenditures will be made to complete the new distillers grains cooling and conveying system, a $2,050,000 project approved by our board on June 11, 2007.

It is presently estimated that an additional $35,000,000 will be spent over the next eighteen months for an additional 30 million gallon per year ethanol production facility at our plant site (See "Plant Expansion and Construction in Process" below), all of which is expected to be financed from a portion of cash flows from operations and additional debt financing. We are in the process of determining whether this 30 million gallon facility will be a stand-alone facility or part of an expansion to our existing plant. Utilizing cash generated from operations for the plant expansion may impact our ability to pay out future member distributions. Our projections are based upon our historical operating costs and historical revenues. However, our past financial performance may not accurately predict future results. We currently estimate the 30 million gallon per year expansion facility will be complete by June 2009; however, construction may not stay on schedule and we may not be able to operate at the expanded production levels by June 2009.

In addition to capital investment to increase the capacity and efficiency of our Friesland facility, on February 12, 2007 our board approved a $10,000,000 investment for an approximate 28% ownership interest in a joint venture to construct and operate a 55 million gallon capacity ethanol plant at Cape Girardeau, Missouri. It is presently anticipated that the production of ethanol at this new plant will commence in early 2010. However, this date may be delayed depending on whether the plant is successful at securing adequate equity and debt financing to complete capitalization of the project. As of December 31, 2007 we had paid out a total of $1,155,000 on this project. Our commitment to the project was reduced to $6,285,000 in April 2007. We expect that our ownership share will be reduced from 28% due to our lower capital contribution and expected increase in the total equity requirement for the project. We expect to pay our remaining capital contribution upon loan closing once First Missouri Energy is able to obtain debt financing for the project.

Cash Flow Used In Financing Activities. We used cash to pay down our debt by $1,158,491 during the fiscal year ended December 31, 2007 compared to $8,965,027 used for debt payments for the fiscal year ended December 31, 2006. The principal paid in the fiscal year ended December 31, 2007 was pursuant to the ten-year amortization required by our existing loan agreement with Farmers & Merchants Union Bank. The principal paid during the fiscal year ended December 31, 2006 included additional principal payments allowed for by our loan agreement with our previous lender, AgStar Financial Services, in an effort to reduce debt. During the fiscal year ended December 31, 2007, we made cash distributions to our members in the aggregate amount of $18,304,080 as compared to $11,512,000 in the fiscal year ended December 31, 2006.

Comparison of the fiscal years ended December 31, 2006 and 2005

The following table shows cash flows for the fiscal years ended December 31, 2006 and 2005:

	Fiscal year ended December 31	
	2006	2005
Net cash provided by operating activities	$ 43,914,660	$ 11,441,730
Net cash used in investing activities	(2,242,779)	(1,176,915)
Net cash used in financing activities	$ (20,477,027)	$ (1,487,406)

Cash Flow from Operations. Our net cash flow provided from operating activities for the fiscal year ended December 31, 2006 was $43,914,660, as compared to $11,441,730 for the same period the previous year. The increase in net cash flow provided from operating activities for the fiscal year ended December 31, 2006 compared to fiscal year ended December 31, 2005 was primarily due to our plant being operational for the entire twelve months in 2006 as compared to only eight months in 2005 and the increased revenues from higher ethanol prices.

Cash Flow Used In Investing Activities. Our net cash flow used in investing activities for the fiscal year ended December 31, 2006 constituted expenditures of $2,242,779, as compared to expenditures of $1,176,915 for the same period the previous year. The increase in expenditures for the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005 is primarily due to construction in process payments of $1,168,306 for Phase I of the plant expansion.

Cash Flow Used In Financing Activities. We used cash to pay down our debt by $8,965,027 during the fiscal year ended December 31, 2006 compared to $4,544,543 used for debt payments for the fiscal year ended December 31, 2005. During the fiscal year ended December 31, 2006 we made cash distributions to our members in the aggregate amount of $11,512,000. There were no cash distributions made to our members in 2005.

Short-Term and Long-Term Debt Sources

On May 25, 2006, we signed credit agreements with Farmers & Merchants Union Bank of Friesland, Wisconsin and refinanced our initial term debt and revolving loan commitment. The credit facility is secured by substantially all of our assets. The term loan of $16,040,376 is for five years with a ten-year amortization. We secured a $5,000,000 revolving loan. As of December 31, 2007, there is no outstanding balance on the revolving loan. Payments on the term loan are paid in monthly installments, including principal and interest. The interest rate is fixed at 7.4% for both the term and revolving loan for 5 years. Interest is due monthly on the revolving loan commitment; however, we do not currently have any outstanding balance on the revolving loan.

As of December 31, 2007 and December 31, 2006, we had outstanding debt of $14,356,139 and $15,514,630, respectively, on the term debt and did not have any borrowings on the revolving loan.

There is an annual facility fee of $20,000 on the term loan beginning on the closing date, May 25, 2006, and upon each anniversary until its maturity. There is an additional $10,000 annual service fee for the revolving credit agreement which can be terminated prior to its maturity, thereby discontinuing the service fee. No prepayment fees exist on either loan.

These loans are subject to protective covenants requiring us to maintain various financial ratios. We are required to maintain a minimum tangible net worth of $24,000,000 and to increase our tangible net worth annually by the lesser of $500,000 or an amount equal to retained earnings. Our owners' equity is to be at least 45% of tangible net assets and we must maintain a working capital position of at least $4,000,000. We must receive written approval from our lender to exceed $1,000,000 in annual capital expenditures and we must obtain consent prior to making membership distributions in excess of 65% of the previous year's net income, excluding state and federal incentive payments. Farmers & Merchants Union Bank approved our member distribution of $14,390,000 in February 2007 and of $3,914,080 in August of 2007 and has also approved our additional anticipated capital expenditures in excess of $1,000,000 for 2007. As of December 31, 2007, we are in compliance with all of our financial debt covenants. The loan remains secured by substantially all of our assets.

On January 10, 2008 our board voted to retire the balance of our existing long-term debt with Farmers & Merchants Union Bank. We expect to retire the debt by the end of April 2008.

Plant Expansion and Construction in Process

In December 2007 we completed an expansion of our plant to 60 MGY, however, we are gradually bringing various components of our capacity expansion online and we expect to be fully operational at 60 million gallons per year, the capacity permitted by our construction permit, by approximately June 30, 2008. However, it is possible that we will not be able to operate at 60 million gallons per year by the expected date. Phase I of our expansion entails increasing the cook and fermentation system capacity. As of December 31, 2007 we had incurred approximately $6.7 million in capital expenditures for the expansion, which was the budgeted amount for the expansion. Phase I of our expansion is substantially complete and we do not anticipate any further expenditures related to this expansion project.

Other plant improvements are currently underway. The grain storage capacity is being expanded from 450,000 bushel to 900,000 bushel, a $1,319,000 project approved by our board on May 10, 2007. A new loading system, including a separate loading bay, is also under construction in the grain receiving area, a $1,124,000 project also approved by our board on May 10, 2007. A new distillers grains cooling and conveying system is also underway, a $2,050,000 project approved by our board on June 11, 2007. Whereas these improvements will not increase capacity and they are not part of our "capacity expansion plans," they will contribute to operation efficiency and customer service. All of these projects are in progress and as of December 31, 2007 we had incurred approximately $2,646,000 in construction-in-process costs towards their completion.

We have engaged an engineering firm to assist in developing a plan to add an additional 30 million gallons of production capacity at our plant site. The estimated cost of this work is approximately $35,000,000, although we have not finalized the design and the scope of work at this time. Some capital expenditures have been made towards the areas of this project that have been defined. On May 10, 2007 the board approved an expenditure of $1,350,000 for the centrifuges and on June 11, 2007 the board approved an expenditure of $16,700,000 for the expansion of the distillation, dehydration, and evaporation (DD&E) system. As of December 31, 2007 we have incurred construction-in-process costs of approximately $1,165,000 towards this effort.

All of the funds expended thus far have been from income derived from operations. We expect to finance the added production capacity through a combination of earnings from operations and additional debt financing. This could limit our ability to make member distributions as they have occurred in the past. We may not be able to finance the projects as anticipated.

Contractual Obligations and Commercial Commitments

In addition to our long-term debt obligations, we have certain other contractual cash obligations and commitments. The following tables provide information regarding our consolidated contractual obligations and commitments as of December 31, 2007:

Contractual Cash Obligations		Total		Payment Due By Period Less than One Year		One to Three Years		Three to Five Years		Greater Than Five Years
Long-Term Debt Obligations	$	14,356,139	$	1,258,252	$	2,809,649	$	10,288,238	$	--
Operating Lease Obligations		3,889,988		545,805		1,037,283		938,400		1,368,500
Purchase Obligations		33,572,757		31,071,845		1,308,812		408,720		783,380
Total Contractual Cash Obligations	$	51,818,884	$	32,875,902	$	5,155,744	$	11,635,358	$	2,151,880

Subsequent Events

On January 10, 2008, the board of directors approved a $7,175,000 member distribution to the unit holders of record as of the same date. The distribution of $250 per membership unit was made on February 15, 2008.

On January 10, 2008 the board of directors voted to retire the balance of our existing long-term debt with Farmers & Merchants Union Bank. We expect to retire the debt by the end of April 2008.

On January 10, 2008, the board of directors approved the addition of a cooling tower which is estimated to cost a total of approximately $1,254,000.

Off Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Application of Critical Accounting Estimates

Management uses estimates and assumptions in preparing our financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. We did not have any critical accounting estimates as of the fiscal year ended December 31, 2007. There were no material changes in the Company's accounting estimates during the fiscal year ended December 31, 2007.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of market fluctuations associated with commodity prices as discussed below. We have no exposure to foreign currency risk, as all of our business is conducted in U.S. Dollars, or to interest rate risk, as the interest rate for our existing term debt and revolving loan commitment is fixed at 7.4% until May 2011. We use derivative financial instruments as part of an overall strategy to manage market risk. We use cash, futures and option contracts to hedge changes to the commodity prices of corn and gasoline. We do not enter into these derivative financial instruments for trading or speculative purposes, nor do we designate these contracts as hedges for accounting purposes pursuant to the requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

Commodity Price Risk

We are exposed to market risk from changes in commodity prices. Exposure to commodity price risk results from our dependence on corn and natural gas in the ethanol production process, and our reliance on sales of ethanol. We seek to minimize the risks from fluctuations in the prices of corn and ethanol through the use of derivative instruments. In practice, as markets move, we actively manage our risk and adjust hedging strategies as appropriate. Although we believe our hedge positions accomplish an economic hedge against our future purchases, they are not designated as such for hedge accounting purposes, which would match the gain or loss on our hedge positions to the specific commodity purchase being hedged. We are marking to market our hedge positions, which means as the current market price of our hedge positions changes, the gains and losses are immediately recognized in our cost of goods sold. The immediate recognition of hedging gains and losses can cause net income to be volatile from quarter to quarter due to the timing of the change in value of the derivative instruments relative to the cost and use of the commodity being hedged. At December 31, 2007 and December 31, 2006, the fair value of our derivative instruments for corn and gasoline is an asset in the amount of $5,189 and an asset in the amount of $150,463, respectively. At December 31, 2006, we held derivative instruments for corn, but no ethanol-related derivative instruments. There are several variables that could affect the extent to which our derivative instruments are impacted by price fluctuations in the cost of corn or gasoline. However, it is likely that commodity cash prices will have the greatest impact on the derivative instruments with delivery dates nearest the current cash price. To manage our corn price risk, our hedging strategy is designed to establish a price ceiling and floor for our corn purchases. We have taken a net long position on our exchange-traded futures and options contracts, which allows us to offset increases or decreases in the market price of corn. The upper limit of loss on our futures contracts is the difference between the contract price and the cash market price of corn at the time of the execution of the contract. The upper limit of loss on our exchange-traded and over-the-counter option contracts is limited to the amount of the premium we paid for the option.

We estimate that our expected corn usage (without taking into account our additional expansion plans) is approximately 21.5 million bushels per year for the production of 60 million gallons of ethanol. We have price protection in place for a portion of our expected corn usage through December 2009 using forward contracts, CBOT futures and options and over-the-counter option contracts. As we move forward, additional protection may be necessary. As corn prices move in reaction to market trends and information, our income statement will be affected depending on the impact such market movements have on the value of our derivative instruments. As we move forward, additional price protection may be required to solidify our margins. Depending on market movements, crop prospects and weather, these price protection positions may cause immediate adverse effects, but are expected to produce long-term positive growth for us.

We have also entered into gasoline derivative instruments to hedge the variability of ethanol prices. While not perfectly correlated we have found that ethanol and gasoline prices tend to move in tandem. Therefore, the gasoline contracts the company has entered into are intended to offset cash decreases in the price of ethanol we receive.
To manage our natural gas price risk, we have entered into forward contracts to purchase approximately 178,900 MMBTU of natural gas through May 2008 at an average price of approximately $7.25 per MMBTU. We may also purchase additional natural gas requirements for the 2008 calendar year as we attempt to further reduce our susceptibility to price increases.

A sensitivity analysis has been prepared to estimate our exposure to corn and gasoline price risk. The table presents the fair value of our derivative instruments as of December 31, 2007 and December 31, 2006 and the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The fair value of the positions is a summation of the fair values calculated by valuing each net position at quoted market prices as of the applicable date. The results of this analysis, which may differ from actual results, are as follows:

	Fair Value	**Effect of Hypothetical Adverse Change — Market Risk**
December 31, 2007	$ 5,189	$ (519)
December 31, 2006	$ 150,463	$ (15,046)

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
United Wisconsin Grain Producers, LLC
Friesland, Wisconsin

We have audited the accompanying balance sheets of United Wisconsin Grain Producers, LLC as of December 31, 2007 and 2006 and the related statements of operations, changes in members' equity, and cash flows for the years ended December 31, 2007, 2006, and 2005. United Wisconsin Grain Producers, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Wisconsin Grain Producers, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
March 17, 2008

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Balance Sheets

ASSETS	December 31, 2007	December 31, 2006
Current Assets		
Cash and cash equivalents	$ 24,759,614	$ 29,981,331
Restricted cash	248,383	411,587
Derivative instruments	5,189	150,463
Account receivable, net of allowance for doubtful accounts of $69,000 and $0, respectively	5,486,721	4,298,190
Prepaid expenses and other current assets	634,869	566,011
Inventory	2,785,264	2,074,513
Total current assets	33,920,040	37,482,095
Property, Plant and Equipment		
Land and land improvements	5,864,889	5,806,181
Office equipment	567,547	447,453
Buildings	2,192,293	488,454
Plant and process equipment	52,812,431	47,100,121
Construction in process	2,906,876	1,326,435
Total property, plant, and equipment	64,344,036	55,168,644
Less accumulated depreciation	12,718,946	7,804,420
Net property, plant and equipment	51,625,090	47,364,224
Other Assets		
Investment	993,065	100,000
Total other assets	993,065	100,000
Total Assets	$ 86,538,195	$ 84,946,319

Notes to Financial Statements are an integral part of this Statement.

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Balance Sheets

LIABILITIES AND MEMBERS' EQUITY	December 31, 2007	December 31, 2006
Current Liabilities		
Current maturities of long-term debt	$ 1,258,252	$ 1,164,740
Accounts payable	3,258,789	2,672,641
Accrued liabilities	794,853	1,345,536
Total current liabilities	5,311,894	5,182,917
Long-Term Debt, less current maturities	13,097,887	14,349,890
Commitments and Contingencies		
Members' Equity, 28,710 and 28,780 units authorized, issued, and outstanding, respectively	68,128,414	65,413,512
Total Liabilities and Members' Equity	$ 86,538,195	$ 84,946,319

Notes to Financial Statements are an integral part of this Statement.

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Statements of Operations

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Revenues	$ 112,103,602	$ 111,771,603	$ 54,477,045
Cost of Goods Sold	87,374,742	67,482,429	43,643,191
Gross Profit	24,728,860	44,289,174	10,833,854
Operating Expenses	3,518,068	3,383,385	2,286,229
Operating Income	21,210,792	40,905,789	8,547,625
Other Income (Expense)			
Grant income	5,000	-	187,852
Interest income	1,084,679	554,263	64,283
Government program income	-	393,336	3,197,912
Interest expense	(1,068,539)	(1,338,803)	(1,320,055)
Equity in net loss of investment	(161,935)	-	-
Miscellaneous income (expense)	172,235	(496,736)	57,778
Total other income (expense), net	31,440	(887,940)	2,187,770
Net Income	$ 21,242,232	$ 40,017,849	$ 10,735,395
Weighted Average Units Outstanding - Basic and Diluted	28,767	28,780	28,780
Net Income Per Unit - Basic and Diluted	$ 738.42	$ 1,390.47	$ 373.02
Distributions Per Unit - Basic and Diluted	$ 636.29	$ 400.00	$ -

Notes to Financial Statements are an integral part of this Statement.

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Statement of Changes in Members' Equity

Balance - January 1, 2005	$ 26,172,268
Net Income	10,735,395
Balance - December 31, 2005	$ 36,907,663
Net Income	40,017,849
Member Distributions	(11,512,000)
Balance - December 31, 2006	65,413,512
Net Income	21,242,232
Repurchase of 70 Membership units for an average price of $3,189, September 2007 to November 2007	(223,250)
Member Distributions	(18,304,080)
Balance - December 31, 2007	$ 68,128,414

Notes to Financial Statements are an integral part of this Statement.

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Statements of Cash Flows

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Cash Flows from Operating Activities			
Net Income	$ 21,242,232	$ 40,017,849	$ 10,735,395
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	4,914,526	4,857,026	3,006,850
Write-off of debt issuance costs	-	519,406	-
Provision for losses on accounts receivable	69,000	-	-
Change in fair value of derivative instruments	965,757	(3,183,371)	259,196
Equity in net loss of investment	161,935	-	-
Changes in assets and liabilities:			
Restricted cash	163,204	(331,307)	(80,280)
Derivative instruments	(820,483)	2,944,102	(5,614)
Accounts receivable	(1,257,531)	(721,138)	(3,694,136)
Inventory	(710,751)	(380,582)	(1,693,931)
Prepaid expenses and other current assets	(68,858)	(227,607)	(201,912)
Accounts payable	586,148	(565,609)	2,960,511
Accrued liabilities	(550,683)	985,891	343,503
Net cash provided by operating activities	24,694,496	43,914,660	11,629,582
Cash Flows from Investing Activities			
Capital expenditures	(7,594,950)	(974,473)	(1,175,915)
Payments for construction in process	(1,580,442)	(1,168,306)	-
Purchase of investments	(1,055,000)	(100,000)	(1,000)
Repurchase of membership units	(223,250)	-	-
Net cash used in investing activities	(10,453,642)	(2,242,779)	(1,176,915)
Cash Flows from Financing Activities			
Proceeds from grants for operating expenses	-	-	30,785
Proceeds from grants for capital expenditures	-	-	443,905
Proceeds from long term debt	-	-	2,453,714
Payments on long term debt	(1,158,491)	(8,965,027)	(4,544,543)
Payments for debt issuance costs	-	-	(59,119)
Payment of member distributions	(18,304,080)	(11,512,000)	-
Net cash used in financing activities	(19,462,571)	(20,477,027)	(1,675,258)
Net Increase (Decrease) in Cash and Cash Equivalents	(5,221,717)	21,194,854	8,777,409
Cash and Cash Equivalents– Beginning of Period	29,981,331	8,786,477	9,068
Cash and Cash Equivalents– End of Period	$ 24,759,614	$ 29,981,331	$ 8,786,477
Supplemental Cash Flow Information			
Interest expensed	1,068,539	1,505,913	1,315,024
Interest capitalized	63,730	-	-
Total interest paid	$ 1,132,269	$ 1,505,913	$ 1,315,024
Noncash Investing and Financing Activities			
Refinancing of long-term debt	$ -	$ 16,040,376	$ -
Capital expenditures and construction in process funded by long-term debt	$ -	$ -	$ 8,368,571
Operating expenses funded by construction loan	$ -	$ -	$ 3,006

Notes to Financial Statements are an integral part of this Statement

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
United Wisconsin Grain Producers LLC (a Wisconsin limited liability company) is a 60 million gallon per year ethanol plant located near the town of Friesland in the township of Randolph, Wisconsin. During 2007, the Company substantially completed Phase I of an expansion project which increased the plant production capacity from the initial nameplate production capacity of 40 million gallons per year to 60 million gallons per year. The Company sells its production of ethanol and distillers grains, a co-product of ethanol production, within the United States.

The Company was organized in November of 2001 to pool investors, some of whom provide a corn supply on a commercial basis. The Company was a developmental stage entity prior to commencing operations on May 5, 2005.

Accounting Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Revenue Recognition
The Company generally sells ethanol and related products pursuant to marketing agreements. Revenues from the production of ethanol and the related products are recorded when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured. The Company's products are generally sold FOB shipping point.
In accordance with the Company's agreements for the marketing and sale of ethanol and related products, marketing fees and commissions due to the marketers are deducted from the gross sales price at the time payment is remitted to the Company. Because the Company is the primary obligor in the sales arrangement with the customer, these marketing fees and commissions are recorded gross in Operating Expenses in the accompanying statements of operations. Shipping costs incurred by the Company in the sale of ethanol are not specifically identifiable and as a result, recorded based on the net selling price reported to the Company from the marketer. Shipping costs incurred by the Company in the sale of ethanol related products are included in cost of goods sold.
The Company records incentives received from federal and state programs related to the production of ethanol, as other income, when the Company has sold the ethanol and completed all the requirements of the applicable incentive program. Interest income is recognized as earned.

Environmental liabilities
The Company's operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of materials at its locations. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational health and the production, handling, storage and use of hazardous materials to prevent material environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the Company's liability is probable and the costs can be reasonably estimated. No expense has been recorded for the years ending December 31, 2007, 2006, and 2005.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash and cash equivalents balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Restricted Cash
The Company is required to deposit cash into a restricted cash account by the Company's broker as discussed below.

Trade Accounts Receivable
Trade accounts receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on historical experience and current economic conditions. The Company extends credit to customers for sales of ethanol and distillers grain in the normal course of business. Credit is extended based on an on-going evaluation of a customer's financial conditions and generally no collateral is required. Accounts receivable are ordinarily due in 3 business days for ethanol and 10 days from the invoice date for distillers grain. If payment is not received on a timely basis in accordance with the Company's credit terms it is considered past due. Invoices that remain unpaid after 30 days may bear interest at 18% and are considered delinquent if past due over 120 days. Delinquent receivables are written off based on credit

evaluation and specific circumstances of the customer. At December 31, 2007 and 2006, the Company has established an allowance for doubtful accounts of $68,630 and $0, respectively.

Inventories
Inventory consists of raw materials, supplies, work in process, and finished goods. Corn is the primary raw material and, along with other raw materials, is stated at the lower of average cost or market. Finished goods consist of ethanol produced and distillers grains, and are stated at the lower of average cost or market.

Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Depreciation is computed over estimated useful lives by use of the straight-line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Asset Impairment
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the assets; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.

Recoverability is assumed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use of the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Capitalized Interest
The Company's policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year as guided by SFAS 34, Capitalization of Interest Costs. During fiscal year 2007, approximately $64,000 of incurred interest cost was capitalized to property and equipment. The Company did not capitalize any interest during fiscal year 2006 or 2005.

Derivative Instruments
The Company accounts for derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the recognition of derivatives in the balance sheet and the measurement of these instruments at fair value.

In order for a derivative to qualify as a hedge, specific criteria must be met and appropriate documentation maintained. Gains and losses from derivatives that do not qualify as hedges, or are undesignated, must be recognized immediately in earnings. If the derivative does qualify as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Changes in the fair value of undesignated derivatives are recorded in cost of goods sold.

Additionally, SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted as "normal purchases or normal sales". Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133, and therefore, are not marked to market in our financial statements.

Government Incentive Payments
For the years ended December 31, 2007, 2006 2005, the Company recorded $0, $393.336 and $2,722,912, respectively as other income from the Commodity Credit Corporation Bioenergy Program, a department of the United States Department of Agriculture. This program enabled the Company to receive payments of up to $7.500.000 per year based on increases in production of ethanol over the previous year. New production was eligible and was considered increased production. Payments under the program were subject to pro rata reduction if aggregate payments to all producers in any USDA fiscal year exceeded the annual funding of the program. As of December 31, 2007, and 2006, the Company had no receivable recorded from the CCC Bioenergy Program. The program was terminated as of June 30, 2006 therefore the Company does not anticipate recording any more revenue from this program.

The Company recorded other income of $475,000 for the year ended December 31, 2005, related to the State of Wisconsin Producer Subsidy Payment Program. The program terminated during 2006 and, therefore, the Company does not anticipate any more revenue from this program.

Fair Value of Financial Instruments
The carrying value of cash and equivalents and restricted cash approximates their fair value.

The carrying value of derivative instruments approximates fair value based on current "market" prices in active exchange traded or over-the-counter markets.

It is not currently practicable to estimate fair value of the notes payable to the lending institution. Because these agreements contain certain unique terms, covenants, and restrictions, as discussed in Note 4, there are no readily determinable similar instruments on which to base an estimate of fair value.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Net Income per Unit
Basic net income per unit is computed by dividing net income by the weighted average number of members' units outstanding during the period. Diluted net income per unit is computed by dividing net income by the weighted average number of members' units and members' unit equivalents outstanding during the period. There were no member unit equivalents outstanding during the periods presented; accordingly, for all periods presented, the Company's basic and diluted net income per unit are the same.

Recently Issued Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007. It is effective for non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have, if any, on its results of operations, financial position and related disclosures, but does not expect it to have a material impact on the financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, ("SFAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities, which included an amendment to FASB 115. This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is in the process of evaluating the effect, if any, that the adoption of SFAS No.159 will have on its results of operations and financial position.

Reclassifications
The presentation of revenues, cost of goods sold, and operating expenses in the statements of operations for 2006 and 2005 have been changed to conform to the classification used in 2007. These reclassifications had no effect on net income as previously reported.

2. INVENTORY

Inventory consists of the following at December 31:

		2007	2006
Raw materials	$	545,467	697,081
Supplies		496,348	371,658
Work in process		412,772	126.868
Finished goods		1.330.677	878.906
Total		$ 2,785.264	$ 2.074.513

3. DERIVATIVE INSTRUMENTS

In order to reduce the risk caused by market fluctuations, the Company hedges its anticipated corn purchases and ethanol sales by entering into options, futures contracts, and swap agreements. These contracts are used with the intention to fix the purchase price of the Company's anticipated requirements of corn used in production activities and fix the selling price of the ethanol produced. The fair value of these contracts is based on quoted prices in active exchange-traded or over-the-counter markets. The fair value of the derivatives is continually subject to change due to changing market conditions. The Company does not formally designate these instruments as hedges and, therefore, records in earnings adjustments caused from marking these instruments to market on a monthly basis.

At December 31, 2007 and 2006, the Company had recorded an asset for derivative instruments related to corn and ethanol option and futures positions of $5,189 and $150,463, respectively. None of the open positions, at December 31, 2007 or 2006 were designated as hedges. Realized and unrealized gains and losses related to these derivative contracts related to corn purchases are included as a component of cost of goods sold. The Company has recorded a combine realized and unrealized gain on corn hedging of approximately $255,300, $3,183,000, and $259,000 for the years ended December 31, 2007, 2006, and 2005 respectively. Realized and unrealized gains and losses related to derivative contracts that are related to ethanol sales are included as a component of revenues. The Company recorded a combined realized and unrealized loss on ethanol hedging of approximately $1,221,000 for the year ending December 31, 2007 and no gain or loss for the years ended December 31, 2006 and 2005.

The Company is required to maintain cash balances at its broker related to derivative instrument positions. At December 31, 2007 and 2006, restricted cash totaled $248,383 and $411,587, respectively, and is not included in cash and cash equivalents on the balance sheet or the statements of cash flows.

4. BANK FINANCING

On May 25, 2006 the Company closed on a mortgage in the amount of $21,040,376, which included a revolving credit agreement in the amount of $5,000,000, and a term credit agreement in the amount of $16,040,376 with Farmers & Merchants Union Bank to refinance the existing debt with AgStar Financial Services, PCA. The term debt consists of a five-year business note in the amount of $16,040,376 at a fixed interest rate of 7.4% and requires monthly payments based on a ten-year amortization beginning July 1, 2006. As of December 31, 2007 and 2006, the Company had outstanding debt of $14,356,139 and $15,514,630, respectively, on the term debt and did not have any borrowings on the revolving credit commitment.

There is an annual service fee of $10,000 for the revolving credit agreement and an annual facility fee of $20,000 beginning on the closing date, May 25, 2006, and upon each anniversary until its maturity. If the revolving line of credit is terminated prior to its maturity, the $10,000 annual service fee will no longer be incurred. No prepayment fees exist on either loan.

These loans are subject to protective covenants requiring the Company to maintain various financial ratios. The Company has not violated any financial debt covenants during the year ending December 31, 2007 or in the year 2006 and the Company believes the likelihood of default of the financial debt covenants in the next quarter to be remote. The loan is secured by substantially all the Company's assets.

5. LONG TERM DEBT

Long term debt consists of the following:

The estimated maturities of long term debt at December 31, 2007 are as follows:

	December 31, 2007	December 31, 2006
Bank Financing (Note 4)	$ 14,356,139	15,514,630
Less: amounts due within one year	1,258,252	1,164,740
Totals	$ 13,097,887	14,349,890

2008	$	1,258,252
2009		1,120,286
2010		1,689,363
2011		642,280
2012		9,645,958
Total	$	14,356,139

6. LEASE OBLIGATIONS

The Company signed a ten-year lease agreement in August 2004 with a leasing company for eighty-five covered hopper rail cars at $460 per month per rail car.

The Company entered into two, five-year rental agreements in April and May of 2005 for two wheel loaders at approximately $1600 per month per wheel loader.

The Company entered into a five-year lease agreement in April 2005 with a bank to lease a rail shuttle wagon at $3,300 per month.

Lease expense for operating leases for the years ending December 31, 2007, 2006, and 2005 was $545,883, $511,409, and 335,180 respectively.

At December 31, 2007 the Company had the following minimum commitments for payment of leases:

2008	$	545,805
2009		545,805
2010		491,478
2011		469,200
2012		469,200
Thereafter		1,368,500
Total	$	3,889,988

7. MEMBERS' EQUITY

As specified in the Company's operating agreement, the Company has one class of membership units. The Company is authorized to issue up to 28,000 membership units in addition to the seed capital units issued prior to the Company's initial registered offering.

In June 2007, the Company's Board of Director's approved the expenditure of up to $1,000,000 to pursue the option of buying back membership units. As of December 31, 2007, the Company had repurchased a total of 70 membership units for a total of $223,250 (an average of $3,189 per unit).

As of December 31, 2007 and 2006, the Company had 28,710 and 28,780 units outstanding, respectively.

8. RELATED PARTY TRANSACTIONS

In the year ending December 31, 2007, the Company had incurred approximately $76,000 in director fees and related expense of which all had been paid as of December 31, 2007. In the year ending December 31, 2006, the Company had incurred approximately $91,000 in director fees and related expense. In the year ended December 31, 2005, the Company had incurred approximately $72,000 in director fees and related expense. In 2007, the Company purchased approximately $15,042,000 of corn from members which represents approximately 26% of total corn purchased in 2007. In 2006, the Company purchased approximately $11,900,000 of corn from members which represents approximately 31% of total corn purchased in 2006. In 2005, the Company purchased approximately $11,300,000 from members which represents approximately 43% of corn purchased in 2005.

9. EMPLOYEE BENEFIT PLANS

The Company has adopted a 401(k) plan effective January 1, 2006 which provides retirement savings options for all eligible employees. Employees meeting certain eligibility requirements can participate in the plan. The Company makes a matching contribution based on the participants' eligible wages. The Company made matching contributions of approximately $70,000 and $36,500 during the years ended December 31, 2007 and 2006, respectively and made no contributions in the year ended December 31, 2005 since the plan had not yet been adopted. The employer matching portion has a vesting schedule provision.

The Company implemented a profit sharing employee benefit plan on July 10, 2006 for all eligible employees. The plan allows for a percentage of the Company's earnings in excess of a pre-determined amount to be divided between eligible employees and payment to be made six months after it is earned to eligible employees still employed with the Company at the time of payment. The Company recorded an expense related to this plan of approximately $587,000 and $1,273,000 in the years ended December 31, 2007 and 2006, respectively. Approximately $232,000 and $721,000 is included in accrued liabilities as of December 31, 2007 and 2006, respectively. There were no expenses incurred in the year ended December 31, 2005 since the plan had not yet been adopted.

10. INCOME TAXES

The differences between financial statement basis and tax basis of assets are as follows at December 31:

	2007	2006
Financial statement basis of total assets	$ 86,538,195	$ 84,946,919
Organizational and start-up costs capitalized	1,836,382	1,769,494
Syndication costs not deductible for tax purposes	506,501	506,501
Accumulated depreciation and amortization	(21,873,362)	(16,191,579)
Unrealized derivative gains	(1,152,891)	(205,655)
Prepaid expenses deductible for tax purposes	66,085	(334,427)
Income tax basis of total assets	$ 65,920,910	$ 70,490,653
Financial statement basis of total liabilities	$18,409,791	$19,532,807
Accrued expenses not deductible for tax purposes	(625,528)	(1,024,992)
Income tax basis of total liabilities	$ 17,784,263	$ 18,507,815

11. COMMITMENTS AND CONTINGENCIES

Utility Agreements

In October 2003, the Company entered into an agreement with an electric cooperative to provide electrical service. The agreement is in effect for a term of three years after electric service was first provided in January of 2004. At the anniversary of the commencement of services the agreement automatically extends so that the term again covers a period of three years, unless either party gives written notice of intent not to extend. Since neither party to the agreement has given such notice, the agreement has extended for an additional three years, though January 2010.

In April 2004, the Company entered into a natural gas transportation service agreement, which provides for the transportation of natural gas from the utility city gate to the plant at specific transportation rates for a period of ten years. Upon conclusion of the ten-year term, the agreement shall continue from year to year thereafter.

In December 2004, the Company entered into a natural gas transportation service agreement, which provides for interstate pipeline transportation of natural gas to the utility city gate at specific transportation rates for a period of ten years from the effective date, November 1, 2006. Upon conclusion of the ten-year term, the Company has the right to renew the agreement at specified tariff rates or can enter into contract negotiations to attempt to obtain a negotiated rate.

In August 2006, the Company entered into a natural gas purchase agreement to purchases specified quantities of natural gas at a then prevailing market price for a period of one year from the effective date, November 1, 2006. The Company also provided the required 60 day notice to terminate the previous natural gas purchase agreement that had been in effect since April 2004.

Ethanol marketing agreement and major customer
In August 2004, the Company entered into a marketing agreement with an unrelated company for the exclusive rights to market, sell and distribute the entire ethanol inventory produced by the Company. The agreement commenced in May 2005 and was effective for an initial term of 12 months and subsequently continued until December 31, 2007. The Company paid approximately $367,000, $383,000, $241,000 in marketing fees for the years ended December 31, 2007, 2006, and 2005 respectively, which is included in operating expenses. The Company sold 100% of its ethanol product under this marketing agreement. During the years ended December 31, 2007, 2006, and 2005 sales through that marketer were approximately $99,565,000, $100,986,000, and $48,454,000 respectively. At December 31, 2007, and 2006 amounts due from that customer included in receivables were approximately $4,568,000 and $3,547,000, respectively. The Company provided the required notice to terminate this marketing agreement effective December 31, 2007.

In December 2007, the Company entered into a new marketing agreement with an unrelated company for the exclusive rights to market, sell and distribute the entire ethanol inventory produced by the Company. The agreement commenced on January 1, 2008 and is effective for an initial term of 2 years. Through this marketing agreement the Company has control of its sales commitments and makes future commitments as it sees fit. At December 31, 2007, the Company had forward contracts to sell 7.8 million gallons of ethanol for various delivery periods from January through March 2008. The prices on these contracts range from $1.77 to $1.97 per gallon or have a basis level established by the OPIS Chicago ethanol market between -$0.09 and -$0.12.

Distillers grain marketing contract
The Company has a marketing agreement with CHS Inc. for the purpose of marketing and selling the dried distillers grains that are shipped by rail. The Company markets and sells the dried distillers grains not shipped by rail, as well as the modified wet distillers grains produced, directly to local farmers. For the dried distillers grains marketed and sold by CHS Inc., the Company receives a percentage of the sales price invoiced by CHS Inc. less freight costs incurred by CHS Inc. The Company entered into this agreement with CHS Inc. effective October 1, 2007. The term of the agreement is indefinite, and the agreement will remain in effect until terminated by either party by providing at least 90 days notice to the other party to the agreement.

Distillers Grains Contracts
At December 31, 2007, the Company had forward dry distillers grains contracts totaling 23,000 ton for various delivery periods from January 2008 to October 2008 with a price range of $90 to $157 per ton. At December 31, 2007 the Company had forward modified wet distillers grains sales contracts totaling 38,000 ton for various delivery periods from January 2008 to January 2009 with a price range of $34 to $48 per ton.

Corn and Natural Gas Contracts
At December 31, 2007, the Company had forward corn purchase contracts totaling 7.4 million bushels for various delivery periods from January 2008 to December 2009. The prices on these contracts range from $2.55 to $5.20 per bushel or have a basis level established by the CBOT futures between $0.01 and $-0.29.

At December 31, 2006, the Company had forward corn purchase contracts totaling 10.1 million bushels for various delivery periods from January 2007 to December 2008. The prices on these contracts range from $2.18 to $3.88 per bushel or have a basis level established by the CBOT futures between $-0.10 and $-0.42.
At December 31, 2007, the Company had forward contracts to purchase approximately 178,900 million British thermal units (MMBTU) of natural gas during the months of January through May 2008 at an average price of approximately $7.25 per MMBTU.

At December 31, 2006, the Company had forward contracts to purchase approximately 284,000 million British thermal units (MMBTU) of natural gas during the months of January through March 2007 at an average price of approximately $7.37 per MMBTU.

Plant Expansion
The Company started construction on Phase I of a plant expansion in December 2006 and was substantially complete as of December 1, 2007. Project costs for Phase I of the plant expansion through December 31, 2007 were approximately $6.7 million. As of December 31, 2007 the Company had incurred $1.2 million for a storage, shipping, and receiving expansion of the grains area which is expected to cost $2.4 million in total. As of December 31, 2007 the Company has incurred costs of approximately $575,000 for a distillers grains cooling and conveying system which is expected to cost approximately $2 million in total. As of December 31, 2007 the Company had incurred costs of approximately $783,000 for a dehydration, distillation, and evaporation system which is expected to cost approximately $18 million in total.

Other Investments
On February 12, 2007, the Company's directors approved a $10 million equity investment in another ethanol production facility. The Company has invested $1,155,000 in this project and does not plan to invest the additional monies until the project obtains a debt

financing commitment. The Company's share of the losses incurred through December 31, 2007 totaled approximately $162,000, which is included in other income (expense).

12. SUBSEQUENT EVENTS

On January 10, 2008, the Board of Directors of United Wisconsin Grain Producers LLC (the "Company") voted to make a cash distribution of approximately $7,175,000 to its unit holders of record as of January 10, 2008. The distribution was made in February 2008.

On January 10, 2008 the Board of Directors of the Company voted to retire the balance of the Company's existing long-term debt of approximately $14.3 million with Farmers & Merchants Union Bank. The Company expects to retire the debt by the end of April 2008.

END